UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM   TO
Commission File Number: 001-39558

PERELLA WEINBERG PARTNERS
(Exact Name of Registrant as Specified in its Charter)

Delaware	**84-1770732**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
767 Fifth Avenue	
New York, NY	**10153**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 287-3200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PWP	Nasdaq Global Select Market

Securities registered pursuant to the Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates, based on the closing price on the Nasdaq Global Select Market as of June 30, 2024 was $831,423,369.

As of February 24, 2025, the registrant had 59,532,352 shares of Class A common stock, par value $0.0001 per share, and 27,260,600 shares of Class B common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Perella Weinberg Partners' Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024 are incorporated by reference into Part III of this Form 10-K.

Perella Weinberg Partners

Table of Contents

			Page
PART I.			
Item 1.	Business		2
Item 1A.	Risk Factors		7
Item 1B.	Unresolved Staff Comments		25
Item 1C.	Cybersecurity		25
Item 2.	Properties		26
Item 3.	Legal Proceedings		26
Item 4.	Mine Safety Disclosures		27
PART II.			
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities		28
Item 6.	[Reserved]		29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations		30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk		39
Item 8.	Financial Statements and Supplementary Data		40
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure		76
Item 9A.	Controls and Procedures		76
Item 9B.	Other Information		78
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		78
PART III.			
Item 10.	Directors, Executive Officers and Corporate Governance		79
Item 11.	Executive Compensation		79
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters		79
Item 13.	Certain Relationships and Related Transactions, and Director Independence		79
Item 14.	Principal Accountant Fees and Services		79
PART IV.			
Item 15.	Exhibits and Financial Statement Schedules		80
Item 16.	Form 10-K Summary		82
SIGNATURES			83

On June 24, 2021 (the "Closing Date" or the "Closing"), Perella Weinberg Partners consummated a business combination pursuant to that certain Business Combination Agreement, dated as of December 29, 2020 (the "Business Combination Agreement"). As contemplated by the Business Combination Agreement, (i) Perella Weinberg Partners acquired certain partnership interests in PWP Holdings LP ("PWP OpCo"), (ii) PWP OpCo became jointly-owned by Perella Weinberg Partners, PWP Professional Partners LP (together with its successors (including pursuant to the Division (as defined below)) and assigns, as applicable, "Professional Partners") and certain existing partners of PWP OpCo, and (iii) PWP OpCo serves as Perella Weinberg Partners' operating partnership as part of an umbrella limited partnership C-corporation (Up-C) structure (collectively with the other transactions contemplated by the Business Combination Agreement, the "Business Combination"). On December 31, 2023 and as part of an internal reorganization, Professional Partners was divided into three partnerships pursuant to a plan of division (the "Division"), which, among other things, provided that (i) all of its limited partnership interests in PWP OpCo were allocated to one of the divided partnerships, PWP AdCo Professionals LP ("AdCo Professionals"), (ii) all of its shares of Class B-1 common stock of Perella Weinberg Partners were allocated to another divided partnership, PWP VoteCo Professionals LP ("VoteCo Professionals") and (iii) PWP Professional Partners LP changed its name to PWP AmCo Professional Partners LP. On April 1, 2024, as part of this internal reorganization, AdCo Professionals merged with and into PWP OpCo (the "Merger"). Unless the context otherwise requires, all references to the "Company," "we," "us" or "our" refer to Perella Weinberg Partners and its consolidated subsidiaries following the Business Combination, other than certain historical information which refers to the business of PWP OpCo prior to the consummation of the Business Combination.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report on Form 10-K are "forward looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements regarding the expectations regarding the combined business are "forward-looking statements." In addition, words such as "estimates," "projected," "expects," "estimated," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "would," "future," "propose," "target," "goal," "objective," "outlook" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, that may affect actual results or outcomes include (but are not limited to): changing market conditions; the Company's ability to execute on its growth initiatives, business strategies or operating plans; the Company's ability to successfully identify, recruit, develop and retain talent; the Company's dependence on its fee-paying clients and fluctuating revenues from its non-exclusive, engagement-by-engagement business model; the high volatility of the Company's revenue as a result of its reliance on advisory fees that are largely contingent on the completion of events which may be out of its control; the Company's ability to appropriately manage conflicts of interest and tax and other regulatory factors relevant to the Company's business, including actual, potential or perceived conflicts of interest and other factors that may damage its business and reputation; substantial litigation risks in the financial services industry; cybersecurity and other operational risks; extensive regulation of the corporate advisory industry and U.S. and foreign regulatory developments relating to, among other things, financial institutions and markets, government oversight, fiscal and tax policy and laws; and other risks and uncertainties described under *"Part I—Item 1A. Risk Factors."*

The forward-looking statements contained in this Annual Report on Form 10-K are based on current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Website Disclosure

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The SEC maintains an internet site where reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC are available. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov and on our website at https://investors.pwpartners.com/ free of charge as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. Our website is https://pwpartners.com/. Although we refer to our website in this report, the contents of our website are not included or incorporated by reference into this report. All references to our website in this report are intended to be inactive textual references only.

PART I.

Item 1. Business

General

We are a leading global independent advisory firm that provides strategic and financial advice to clients across the most active industry sectors and international markets. Our wide range of global clients include large public multinational corporations, mid-sized public and private companies, financial sponsors, individual entrepreneurs, private and institutional investors, creditor committees and government institutions.

We were founded in June 2006 with the opening of offices in New York and London, led by a team of ten seasoned advisory partners who previously held senior management positions at large global investment banks. The foundation of our Company was rooted in a belief, among other considerations, that clients would increasingly seek out deeply experienced advisors who offer independent strategic thinking and who are not burdened by the complicated conflicts that large investment banking institutions may face due to their various businesses. The 2008 global financial crisis reinforced this hypothesis and contributed to the early growth of our Company. Today, we believe that our independence is even more important. For clients and for us, independence means freedom from the distractions that dilute strategic thinking and a willingness and candor to share an honest opinion, even if at times it is contrary to our clients' point of view. We believe that our clients choose to engage us because they value our unbiased perspective and expert advice regarding complex financial and strategic matters.

Our business provides services to multiple industry sectors, geographic markets and advisory offerings. We believe that our collaborative partnership and integrated approach combining deep industry insights, significant technical, product and transactional expertise, and rigorous work ethic create a significant opportunity for our Company to realize sustainable growth. We seek to advise clients throughout their evolution, with the full range of our advisory capabilities including, among other things, advice related to strategic and financial decisions, mergers and acquisitions ("M&A") execution, shareholder engagement advisory, financing and capital solutions advice with a focus on restructuring and liability management, capital markets advisory, and private capital placement, as well as specialized underwriting and research services primarily for the energy and related industries.

Since our inception, we have experienced significant growth in our business, driven by hiring professionals who are highly regarded in their fields of expertise, expanding the scope and geographic reach of our advisory services, deepening and expanding our client relationships and maintaining a firm culture that attracts, develops and retains talented people. As of December 31, 2024, we serve our clients with 511 advisory professionals, including 66 advisory partners and 48 advisory managing directors, based in ten offices, located in five countries around the world.

For the years ended December 31, 2024, 2023, and 2022, we achieved revenues of $878.0 million, $648.7 million, and $631.5 million, respectively, and operating losses of $78.5 million, $115.1 million, and $47.7 million, respectively. These operating losses were largely due to the amortization of equity-based compensation awards granted by Professional Partners in connection with the Business Combination and a related internal reorganization of Professional Partners (the "Professional Partners Awards"), which were fully amortized in 2024, and the amortization of equity-based compensation awards granted in connection with the Business Combination. These awards have been and will be recorded as an equity-based compensation expense at PWP OpCo pursuant to generally accepted accounting principles in the United States ("U.S. GAAP"). As a result (or due to other factors), we may continue to experience operating losses in future periods. We believe we have established leading franchises in each of our areas of focus, as evidenced by the lead role we often command among advisors, the complexity of the situations in which we advise clients and our clients' reputation as leaders in their respective industries.

Our Market Opportunity

We founded our Company with the objective of providing strategic and financial advice to business leaders that is critical to the success of their businesses throughout their corporate evolution. We believe that clients are increasingly looking for an independent advisor who can serve as an unbiased sounding board, work with them in genuine partnership and be by their side as they navigate mission-critical and complex issues.

Our Key Competitive Strengths

When we founded the Company, we saw a compelling market opportunity to create a platform with deeply experienced, senior advisory professionals from the most reputable institutions around the world to focus solely on advising clients. We have built a leading global independent advisory platform offering a range of advisory services. Our success has been driven by the trust bestowed upon us by our clients, the high-caliber professionals who have joined the Company, and the continued growth in demand for independent advice.

We believe that our integrated approach and our partnership culture in how we work with each other and our clients provides an ideal platform to deliver the strategic and financial advice sought by our clients.

Our Growth Strategy

Our growth strategy centers on increasing the depth and breadth of our advisory business in both current and potential future markets. This expansion will be driven by our ability to attract and develop outstanding professionals who complement or expand our market presence or broaden our advisory product offerings and help us attain scale. As we execute on our growth strategy, we expect to strengthen our relationships with clients and the capabilities we can offer them, which will enhance our position as a leading independent advisory firm.

Our Advisory Offerings

Our Clients

Our business provides services to multiple industry sectors and geographic markets through a broad range of advisory service offerings, which we believe offer us an opportunity to realize sustainable growth. Our primary areas of industry focus include: Consumer & Retail; Energy & Energy Transition; Financial Services & FinTech; Healthcare; Industrials & Infrastructure; and Technology, Telecom & Media.

We complement our industry focus with extensive advisory expertise in the largest international advisory markets. We operate out of ten offices in the United States, Canada, the United Kingdom, France and Germany, and we have deep international experience that has enabled us to work extensively with clients worldwide. Since our inception, we have advised over 1,300 clients on transactions in over 45 countries.

Our Advisory Services

We seek to advise our clients throughout their corporate evolution, with the full range of our advisory capabilities. Those services include advice related to strategic and financial decisions, M&A execution, shareholder engagement advisory, financing and capital solutions advice with a focus on restructuring and liability management, capital markets advisory, and private capital placement, as well as specialized underwriting and research services primarily for the energy and related industries.

M&A and Strategic Advisory: We have established a leading M&A and strategic advisory practice, advising clients on a range of strategic issues, risks and opportunities impacting their businesses. In these advisory relationships, we work closely with our clients through all stages of their assessment and evaluation of a range of strategic opportunities. Often, such situations can be complex and are mission-critical to the success of our client's businesses. In these situations, we believe we have built a reputation for providing valuable insights, experience, deep strategic thinking, rigor, technical expertise and a personalized approach in our partnerships with our clients to thoughtfully achieve their objectives.

Financing and Capital Solutions Advisory: We have built, and are continuing to invest in, a leading franchise advising clients on capital markets matters, both in transaction-related and ordinary course financing execution. We provide comprehensive capital structure advice and help our clients develop financing solutions tailored to their specific needs. We believe our independence and objectivity, coupled with our deep experience in complex financial matters, inform our market views and enhance the likelihood of a successful transaction, and in turn have helped us develop trusted and long-lasting relationships with our clients. Moreover, we believe the dramatic shift towards private credit is a once-in-a-generation move. It has been, and we believe will continue to be, a tailwind for our business, both for our corporate clients as well as for financial sponsors.

Our Commitment to Environmental, Social and Governance Leadership

We believe that leadership in Environmental, Social and Governance ("ESG") issues is a central element of our Company's mission because our success is tied to how responsibly and sustainably we run our business. Over the past few years, we have taken steps to oversee and manage business-relevant ESG factors that impact the long-term interests of our stakeholders, such as engaging our employees and promoting a diverse and inclusive workplace, safeguarding our data through a cybersecurity program, and adhering to what we consider to be best practices in corporate governance and risk assessment and mitigation. Our board of directors, as well as our management team, provide direction and oversight with respect to the evolving priorities of our Company's ESG initiatives, organized into three pillars, which, in turn, contain focus areas for our attention and action:

- *Environmental.* The Environmental pillar is focused on assessing and monitoring our environmental footprint, and proactively raising our firm-wide awareness of environmental risk and opportunity by committing to sustainable practices to oversee environmental aspects in our business activities.

- *Social.* The Social pillar is focused on reinforcing our commitment to engage, develop and motivate our employees, and maintaining a rigorous cybersecurity program to protect our valuable data.

- *Governance.* The Governance pillar is focused on upholding our commitment to ethical business conduct, professional integrity and corporate responsibility by integrating strong governance and enterprise risk management oversight across all aspects of our business.

Our People and Inclusive Culture

We believe that our people are our most valuable asset. Our goal is to attract, develop and retain the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are deeply committed to their clients, passionate about our business and additive to our culture.

The drivers of the growth of the Company include a combination of internal promotions and lateral recruiting in our areas of focus. In addition to this promotion and addition of external hires, we have also maintained significant discipline in how we assess our advisory professionals within our culture and our strategic and financial objectives. Today, we believe we have established a rigorous recruiting and review process that ensures that we maintain consistently high levels of performance and of quality among our advisors, which best positions us to serve our clients and their growing advisory needs.

Our senior professionals are compensated based on their overall contribution to value creation for our Company. Contribution includes, among other things, the quality of advice and execution provided to clients, intellectual content and thought leadership, the financial contribution to the Company, the commitment made to recruiting new talent, the creation of an inclusive work environment and the overall spirit of partnership they demonstrate in working with their colleagues and their clients. We do not compensate on a commission-based pay model, whereby bankers are rewarded solely based upon financial contribution. We believe that our compensation model encourages a collaborative environment and attracts talented advisory professionals to join our Company.

We recruit our junior professionals from the world's leading undergraduate and graduate programs. We devote significant time and resources to attracting, training and mentoring our employees. This starts with positioning our Company to attract competitive, high caliber talent and providing a hands-on development platform from day one through our global internship program and early careers curriculum. We are committed to talent retention, and our goal is to develop our brightest and most ambitious junior professionals into successful partners. To this end, as of December 31, 2024, 25 of our 66 advisory partners and 37 of our 48 advisory managing directors were promoted internally.

In addition to recruiting and developing advisory professionals, we have also entered into formal relationships with certain senior advisors who work with our advisory professionals to augment our overall advisory services to our clients.

Employees

As of December 31, 2024, we had 691 employees.

Our Focus on Cybersecurity

We strive to protect the reputation of our Company by establishing, protecting and defending our data and systems in a number of ways through a combination of processes, tools, and awareness-building. We aim to adhere to the best practices outlined in the National Institute of Standards and Technology ("NIST") and International Organization for Standardization ("ISO") frameworks, and our policies and procedures in managing personally identifiable information ("PII") are in compliance with General Data Protection Regulation ("GDPR") requirements.

We maintain a process to enhance security and optimize our IT systems, and regularly conduct security assessments and testing of our systems to verify our systems' integrity to protect against being compromised from both internal and external sources. In addition to identifying information security risks, we have established robust controls to seek to reduce or mitigate such risks. Cybersecurity training for employees is conducted regularly and we maintain system logs of user activities, exceptions, and security events for a period consistent with industry best practices unless otherwise required by law, regulation or contractual obligation.

We employ rigorous measures to appropriately handle and protect sensitive and confidential data. We take precautionary measures to minimize, to the extent possible, the use of PII and the electronic or courier-based transmission of sensitive and confidential data, relying instead on approved and secured digital data transfer services which are designed to provide tightly controlled and selective access to such information. We have mechanisms in place to help ensure that our data is secured when at-rest or in-transit, and industry standard encryption is used to the maximum extent possible. We also take steps to help ensure our ability to restore data in the event of data failure, corruption, accidental deletion, or malicious tampering.

Organizational Structure

We are a holding company and our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP, LLC ("PWP GP"). We operate and control all of the business and affairs of our advisory business, as run by PWP OpCo and its operating entity subsidiaries, indirectly through our equity interest in PWP GP.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including our reputation, depth of client relationships, industry knowledge and insights, transaction execution skills, our range of products and services, innovation and price.

We compete for business as well as to attract and retain qualified employees. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees who are essential to our ability to serve clients.

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the United States and abroad. As a matter of public policy, regulatory bodies in the United States and foreign jurisdictions are charged with safeguarding the integrity of their home country's securities and other financial markets and with protecting the interests of clients participating in those markets.

In the United States, the SEC is the federal agency responsible for the administration of the federal securities laws. Perella Weinberg Partners LP, through which we (i) conduct strategic advisory and restructuring services in the United States, (ii) engage in private placements of securities and investment banking mergers and acquisitions advisory services, (iii) conduct equity research and sales in the United States, is registered as a broker-dealer with, and is subject to regulation and oversight by, the SEC. In addition, the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities of, its member firms, including Perella Weinberg Partners LP. State securities regulators also have regulatory or oversight authority over Perella Weinberg Partners LP.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including anti-money laundering, handling of material non-public information, safeguarding data, reporting, record retention, market access and the conduct and qualifications of its officers, directors, employees and other associated persons. In particular, as registered broker-dealers and members of a self-regulatory organization, our U.S. broker-dealer subsidiaries are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. Any failure to comply with applicable broker-dealer rules or regulations could have a material adverse effect on the operation of our business, financial condition and operating results.

In addition to the regulation, we are subject to in the United States, we are also subject to regulation internationally. Perella Weinberg UK Limited ("PWP U.K.") is authorized and regulated by the Financial Conduct Authority ("FCA") as a Small Non-Interconnected investment firm. Perella Weinberg Partners France SAS ("PWP France") is authorized and regulated by the Authorite de Controle Prudentiel ("ACPR") and the Authorite des Marches Financiers ("AMF") as a class 3 investment firm. Both PWP U.K. and PWP France are subject to regulations applicable to investment firms respectively in the U.K. and in France, including market abuse and insider dealing regulation, anti-money laundering, conflicts management, business conduct, regulatory reporting and minimum regulatory capital requirements. Tudor, Pickering, Holt & Co. Securities - Canada, ULC ("TPH Canada") is registered as an investment dealer with the provincial securities regulators in the Canadian provinces of Alberta, British Columbia, Manitoba, Ontario, Québec and Saskatchewan, with the Alberta Securities Commission being TPH Canada's principal regulator under the passport system adopted by Canada's provincial and territorial securities regulators. TPH Canada is also a dealer member of the Canadian Investment Regulatory Organization ("CIRO"), which adopts and enforces rules overseeing the capital, business conduct, record keeping, individual registration and proficiency, governance, and examines the activities of, its member firms. Per CIRO's rules, TPH Canada is required to maintain certain minimum capital, with additional capital requirements when TPH Canada participates in deal financings outside of its carrying broker relationship.

Certain parts of our business are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations relating to, among other things, the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

Failure to comply with any laws, rules or regulations could result in administrative or court proceedings, censures, fines, penalties, judgments, disgorgement, restitution and censures, suspension or expulsion from a certain jurisdiction, self-regulatory organization or market, the revocation or limitation of licenses, the issuance of cease-and-desist orders or injunctions or the suspension or disqualification of the entity and/or its officers, employees or other associated persons. The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. These administrative or court proceedings, whether or not resulting in adverse findings, can require substantial expenditures of time and money and can have an adverse impact on a firm's reputation, customer relationship and profitability. Our U.S. broker-dealer subsidiaries, like most other broker-dealers, have from time to time been the subject of requests for information and documents from the SEC, FINRA and other regulators. We have cooperated and complied in all material respects with any such requests for information and documents.

The Bank Secrecy Act (the "BSA"), as amended by the USA PATRIOT Act of 2001, the Anti-Money Laundering Act of 2021, and the Treasury Department's and FINRA's implementing regulations require Perella Weinberg Partners LP, as a broker-dealer, to establish and maintain an anti-money laundering program, file suspicious activity and other reports, and comply with certain record-keeping requirements. Under the BSA, a financial institution's anti-money laundering program must include policies, procedures and controls, employee training, the designation of an anti-money laundering compliance officer, periodic independent testing and customer due diligence and monitoring. PWP's non-U.S. subsidiaries are required to comply with similar non-U.S. laws and regulations designed to deter and detect money laundering and the financing of terrorism. Failure to comply with these requirements may result in reputational damage as well as monetary, regulatory and, in certain cases, criminal penalties.

In support of U.S. foreign policy and national security goals, the Treasury Department's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and regimes, terrorists, international narcotics traffickers, and those engaged in activities related to the proliferation of weapons of mass destruction and other threats to the national security, foreign policy or economy of the United States. Among other OFAC sanctions programs, comprehensive sanctions and embargoes target certain countries and geographic regions ("Sanctioned Countries") and their governments. We are generally prohibited from engaging in transactions involving any Sanctioned Country, its government or entities owned or controlled by a Sanctioned Country's government or persons or entities located in a Sanctioned Country, unless such activity is licensed or otherwise permissible. OFAC's "list-based" sanctions are imposed on individuals and entities designated under various programs for certain activities, including those referenced above. The names of individuals and entities designated under OFAC's list-based sanctions programs are generally placed on OFAC's List of Specially Designated Nationals and Blocked Persons (parties included on such list, "SDNs") or similar lists. Assets of SDNs are blocked, and we are generally prohibited from dealing with them. In addition, any property, including a company that is 50 percent or more owned, directly or indirectly, by one or more SDNs in the aggregate, is blocked property. We must also comply with the economic sanctions and embargo programs administered by the United Nations Security Council and certain governmental agencies outside the United States. A violation of a sanctions or embargo program could subject us, and individual employees, to reputational damage and regulatory enforcement actions as well as significant civil and criminal penalties.

The Foreign Corrupt Practices Act ("FCPA"), the UK Bribery Act 2010 (the "UK Bribery Act") and other applicable laws and regulations prohibit the payment of bribes to foreign government officials and political figures. The FCPA prohibits us from making or offering to make any payment, or giving anything of value, to a foreign official for the purpose of influencing that official to assist us in obtaining or retaining an improper business advantage. The FCPA has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining as foreign officials not only those holding public office but also individuals acting in an official capacity for or on behalf of foreign government-run, -owned or -controlled organizations or public international organizations. The FCPA also requires issuers of U.S. securities to maintain accurate books and records and adequate internal controls to prevent and detect possible FCPA violations. The UK Bribery Act prohibits us from bribing, accepting bribes or making other prohibited payments to government officials or other persons (i.e., within the public or private sector) in order to obtain or retain business or gain some other business advantage. These offenses under the UK Bribery Act apply to acts or omissions that take place in the United Kingdom ("U.K.") or outside the U.K., where the person's act or omission would constitute an offense if carried out in the U.K. and the person has a close connection with the U.K. The UK Bribery Act also establishes a corporate offense of failing to prevent bribery by an associated party, which can be committed regardless of where the offense takes place. We maintain policies and procedures designed to prevent bribery, but such policies and procedures may not be effective in all instances to prevent violations. A violation could subject us, and individual employees, to reputational damage and regulatory enforcement actions as well as significant civil and criminal penalties. We can incur higher costs and face greater compliance risks in structuring and operating our businesses to comply with any of the foregoing regulatory requirements.

Item 1A. Risk Factors

Risk Factor Summary

The principal risks and uncertainties affecting our business include (but are not limited to) the following: changing market conditions; the Company's ability to execute on its growth initiatives, business strategies or operating plans; the Company's ability to successfully identify, recruit, develop and retain talent; the Company's dependence on its fee-paying clients and fluctuating revenues from its non-exclusive, engagement-by-engagement business model; the high volatility of the Company's revenue as a result of its reliance on advisory fees that are largely contingent on the completion of events which may be out of its control; the Company's ability to appropriately manage conflicts of interest and tax and other regulatory factors relevant to the Company's business, including actual, potential or perceived conflicts of interest and other factors that may damage its business and reputation; substantial litigation risks in the financial services industry; cybersecurity and other operational risks; extensive regulation of the corporate advisory industry and U.S. and foreign regulatory developments relating to, among other things, financial institutions and markets, government oversight, fiscal and tax policy and laws; and other risks and uncertainties described below.

Risks Related to Our Business

Changing market conditions can adversely affect our business in many ways, including by reducing the volume and value of the transactions involving our business, which could materially reduce our revenue.

As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. Financial markets and economic conditions can be negatively impacted by many factors beyond our control, such as the inability to access credit markets, rising interest rates or inflation, pandemics, terrorism, international hostilities, including the current hostilities between Russia and Ukraine and the conflict between Israel and Hamas, political uncertainty, uncertainty in U.S. federal fiscal, monetary, tax or regulatory policy and the fiscal, monetary, tax or regulatory policy of foreign governments and the timing and nature of such reform. For example, our revenue is related to the volume and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the volume and value of M&A transactions may decrease, thereby reducing the demand for our M&A advisory services and increasing price competition among financial services companies seeking such engagements. We may face a similar reduction in demand for our M&A services when the prices of certain commodities, including oil, are suppressed or experience volatility for an extended period of time. In addition, during periods of strong market and economic conditions, the volume and value of other advisory services, including recapitalization and restructuring transactions, may decrease, thereby reducing demand for those services on our platform and increasing price competition among financial services companies seeking such engagements. Our results of operations could be adversely affected by any such reduction in the volume or value of such advisory transactions. Revenue improvements in our M&A practice in strong economic conditions could be offset in whole or in part by any related revenue declines in such other areas. Further, in the period following an economic downturn, the volume and value of M&A transactions typically take time to recover and lag behind a recovery in market and economic conditions. These trends are cyclical in nature and subject to periodic reversal.

Furthermore, rapid increases in equity valuations and market volatility can negatively impact M&A activity. Our clients engaging in M&A transactions often rely on access to the credit and/or equity markets to finance such transactions. The uncertain availability of credit and the volatility of equity markets can adversely affect the size, volume, timing and ability of our clients to successfully complete M&A transactions and adversely affect our advisory business. Market volatility also affects our clients' ability and willingness to engage in stock-for-stock transactions.

Changes in market and economic conditions can also impact other aspects of our business in different ways. For example, our profitability may be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. While we operate in North America and Europe, our operations in the United States have historically provided most of our revenues and earnings. Consequently, our revenues and profitability are particularly affected by market conditions in the United States.

We may be unable to execute on our growth initiatives, business strategies or operating plans.

We are executing on a number of growth initiatives, strategies and operating plans designed to enhance our business. The anticipated benefits from these efforts are based on several assumptions that may prove to be inaccurate. Moreover, we may not be able to successfully complete these growth initiatives, strategies and operating plans and realize all or any of the expected benefits, including growth targets and margin expansion, we expect to achieve or it may be more costly to do so than we anticipate. A variety of factors could cause us not to realize some or all of the expected benefits. These factors include, among others: delays in the anticipated timing of activities related to such growth initiatives, strategies and operating plans; difficulty in competing in certain industries, product areas and geographies in which we have less experience than others; negative attention from any failed initiatives; and increased or unexpected costs in implementing these efforts.

Our future growth will depend on, among other things, our ability to successfully identify, recruit, develop and retain talent and will require us to commit additional resources.

We have experienced significant growth over the past several years, which may be difficult to sustain at the same rate. Our business objectives are dependent, in part, on our ability to further grow our business to gain benefits related to scale. In addition, our business involves the delivery of professional services and is largely dependent on the talents and efforts of highly skilled individuals. Accordingly, our future growth will depend on, among other things, our ability to successfully identify and recruit individuals to join our Company. It typically takes time for these professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop such professionals, we will not be able to implement our growth strategy and gain benefits related to scale, and our financial results could be materially adversely affected.

In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances when we open new offices that may require additional resources before they become profitable. There can be no assurance that we will be able to manage our expanding operations effectively, and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.

Furthermore, we have grown, and in the future we may continue to grow, by strategic investment or acquisition, which would expose us to numerous risks and uncertainties similar to those of hiring and developing our current professionals. Additionally, there are challenges related to integrating a large number of personnel into our global organization and ensuring a proper cultural fit. Management and other existing personnel have spent, and may in the future spend, considerable time and resources working to integrate any acquired business or strategic investment, which may distract them from other business operations.

We may not be successful in our efforts to retain the required personnel as the market for qualified advisory professionals is extremely competitive. Working partners and other senior professionals have left us in the past and others may do so in the future. Our senior personnel possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of these professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if any of our senior professionals, including our executive officers, or groups of professionals, were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. There is no guarantee that our compensation and non-competition arrangements with our senior professionals provide sufficient incentives or protections to prevent our working partners from resigning to compete with our Company or join our competitors. We may be unable to implement or enforce adequate restrictive covenants, including non-competition arrangements, due to legal and regulatory constraints in the jurisdictions in which we operate, which may currently or in the future apply to our senior professionals.

Our ability to successfully operate our business will depend upon the efforts of certain key personnel, including key personnel of PWP. The unexpected loss of key personnel may adversely affect our operations and profitability. In addition, our future success depends in part on our ability to identify and retain key personnel to succeed senior management. Furthermore, while we have closely scrutinized the skills, abilities and qualifications of the key personnel, our assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities we expect or those necessary to manage a public company, the operations and profitability of our business may be negatively impacted.

Our inability to successfully identify, consummate and integrate strategic transactions, such as joint ventures, strategic investments and acquisitions, may result in additional risks and uncertainties in our business.

In addition to recruiting and internal promotions, we may grow our business through strategic transactions, including joint ventures, strategic investments or acquisitions.

We regularly evaluate opportunities to acquire other businesses. Unless and until acquisitions of other businesses generate meaningful revenues, the purchase prices or consideration we pay to acquire such businesses could have a material adverse effect on our business, financial condition and results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Additionally, acquisitions may have "earn-out" provisions that could result in large costs after the closing of the acquisition, some or all of which could be dilutive of the holders of our Class A common stock. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from acquisitions. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special legal, regulatory, financial and business risks. If we are unable to successfully manage these risks, we will not be able to implement our growth strategy, which could ultimately materially adversely affect our business, financial condition and results of operations.

Our revenue in any given period is dependent on the number of fee-paying clients in such period, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

Our revenue in any given period is dependent on the number of fee-paying clients in such period. For the year ended December 31, 2024, we earned revenues from 221 advisory clients, 141 of which generated fees equal to or greater than $1.0 million. For the year ended December 31, 2023 we earned revenues from 202 advisory clients, 123 of which generated fees equal to or greater than $1.0 million. For the year ended December 31, 2022, we earned revenues from 200 advisory clients, 127 of which generated fees equal to or greater than $1.0 million. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results for such period. There was one individual client that accounted for more than 10% of aggregate revenues for the year ended December 31, 2024, while no individual client accounted for more than 10% of aggregate revenues for the years ended December 31, 2023 and 2022.

In addition, the composition of the group comprising our largest clients varies significantly from year to year, and a relatively small number of clients may account for a significant portion of our revenues in any given period. As a result, our business, financial condition, results of operations and liquidity may be significantly affected by the loss of a relatively small number of mandates or the failure of a relatively small number of assignments to be completed.

We have recorded operating losses in the past and may experience operating losses in the future.

For the years ended December 31, 2024, 2023, and 2022, we recorded operating losses of $78.5 million, $115.1 million, and $47.7 million, respectively. These operating losses were largely due to the amortization of the Professional Partners Awards, which were fully amortized in 2024, and the amortization of equity-based compensation awards granted in connection with the Business Combination. These awards have been and will be recorded as equity-based compensation expense at PWP OpCo pursuant to U.S. GAAP. We need to continue to compensate personnel competitively in order to continue building our business and as a result, we may again experience operating losses in future periods.

Substantially all of our revenue is derived from advisory fees, including fees that are largely contingent upon the completion of events which may be out of our control, such as the completion of a transaction and, as a result, our revenue and profits are highly volatile on a quarterly basis.

Our revenue and profits can be highly volatile. Unlike diversified investment banks, which generate revenues from commercial lending, securities trading and retail banking, or other advisory firms, which have asset management and other recurring revenue businesses, our generation of revenues from sources other than advisory fees is minimal. Our advisory fees are generally derived from a limited number of engagements that generate significant fees contingent on key transaction milestones, the timing and conditions of which are outside of our control. We expect that we will continue to rely on advisory fees for most of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on the timing of when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods.

Because in many cases revenue is not recognized until the successful consummation of the underlying transaction, our revenue is highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. For example, we may be engaged by a client in connection with a sale or divestiture, but the transaction may not occur or be consummated because, among other things, anticipated bidders may not materialize, no bidder is prepared to pay our client's price or because our client's business experiences unexpected operating or financial problems. We may be engaged by a client in connection with an acquisition, but the transaction may not occur or be consummated for a number of reasons, including because our client may not be the winning bidder, failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business experiences unexpected operating or financial problems. Additionally, a client may not receive bids acceptable to it in connection with a restructuring transaction or may not be able to restructure its operations or indebtedness due to a failure to reach an agreement with its principal creditors or the court. In such circumstances, we often do not receive advisory fees, despite having devoted considerable resources to these transactions.

In addition, our engagements are often singular in nature and do not provide for subsequent engagements, which could cause our revenues to fluctuate materially from period to period. As a result, high activity levels in any period are not indicative of high activity levels in the next-succeeding or any future period, and the successful completion of a previous engagement does not guarantee that we will be engaged by the same client in the future on the same terms or at all.

Further, we have in the past and may in the future face the risk that certain clients may not have the financial resources to pay our agreed-upon fees. Certain clients may also be unwilling to pay our fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreements to obtain such fees. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us.

If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our business related to such services could suffer.

We provide various financial recapitalization and restructuring and related advice to companies in financial distress or to their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing, governmental policy and changes to laws, rules and regulations, including those that protect creditors. In addition, providing recapitalization and restructuring advisory services entails the risk that the transaction will be unsuccessful or take considerable time and can be subject to a bankruptcy court's authority to disallow or discount our fees in certain circumstances, including after payment of our fees. If the number of debt defaults, bankruptcies or other factors affecting demand for our advisory services related to recapitalization and restructuring activity declines, our business could be adversely affected.

Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

We confront actual, potential or perceived conflicts of interest in our business. Appropriately identifying and managing actual, potential or perceived conflicts of interest is complex and difficult. Accordingly, we face the risk that our policies, controls and procedures may not timely identify or appropriately manage such conflicts of interest. If we fail, or appear to fail, to timely identify or appropriately manage one or more potential or actual conflicts of interest, we could face client dissatisfaction, damage to our reputation, or regulatory or legal risk. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including as a result of a reluctance of some potential clients and counterparties to do business with us.

Further, certain members of our management team oversee or are otherwise involved in PWP Capital Holdings LP's ("PWP Capital") asset management business or other businesses, which could divert their time and attention away from running our advisory business and create, or appear to create, potential conflicts of interest when they are faced with decisions that could have different implications for us and PWP Capital's asset management business or other businesses that they may manage or otherwise be involved with.

We may implement or may be required to implement additional policies, controls and procedures to address additional regulatory requirements, including as a result of additional foreign jurisdictions in which we operate, or to mitigate actual or potential conflicts of interest, which could limit our activities, result in increased costs, including for additional personnel and infrastructure and information technology improvements, or reduce the positive synergies that we seek to cultivate across our businesses.

Employee misconduct, which is difficult to detect and deter, and other labor-related issues could harm us by impairing our ability to attract and retain clients and talent and by subjecting us to legal liability and reputational harm.

There is a risk that our employees could engage in misconduct that would adversely affect our business. For example, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to legal sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, we could be subject to reputational harm and legal liability, which could impair our ability to attract and retain clients and/or personnel and in turn materially adversely affect our business. We also face the risk that our employees engage in work place misconduct, such as sexual harassment or discrimination, despite our implementation of policies and training to prevent and detect misconduct. In addition to impairing our ability to attract and retain clients, such misconduct may also impair our ability to attract and retain talent resulting in a materially adverse effect on our business. Furthermore, as we continue to increase the size of our workforce, the risk of potential employment-related claims will also increase. As such, we may be subject to legal proceedings related to employment matters including, but not limited to, discrimination, harassment (sexual or otherwise), wrongful termination and local, state or federal labor law violations. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. If our employees engage in misconduct or fail to follow appropriate security measures, our business could be materially adversely affected.

The U.S. Department of Justice and the SEC continue to devote significant resources to the enforcement of the FCPA. In addition, the U.K. and other jurisdictions have significantly expanded the reach of their anti-bribery laws. While we have developed and implemented policies and procedures that we believe are reasonably designed to ensure compliance by us and our personnel with the applicable laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, reputational damage, regulatory enforcement, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and/or a general loss of client or investor confidence, any one of which could adversely affect our business.

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons.

As an advisory service firm, we depend to a large extent on our relationships with our clients and reputation for integrity and high caliber professional services to attract and retain clients. Our ability to secure new engagements is substantially dependent on our reputation and the individual reputations of our financial professionals. Any factor that diminishes our reputation or that of our financial professionals, including not meeting client expectations or actual or alleged misconduct by our financial professionals, including misuse of confidential information or mishandling actual or perceived conflicts, could make it substantially more difficult for us to attract new engagements and clients or retain existing clients. As a result, if a client is not satisfied with our services, it may be more damaging in our field of business than in other business fields.

In addition, we may face reputational damage from, among other things, litigation against us, actual or perceived conflicts of interest, our failure to protect confidential information and/or breaches of our cybersecurity protections or other inappropriate disclosure of confidential information, including inadvertent disclosures.

We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we can offer, which could cause us to lose engagements to competitors, fail to win advisory mandates and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

The financial services industry is intensely competitive, highly fragmented and subject to rapid change and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, in our business there are usually no long-term contracted sources of revenue. Each revenue generating engagement typically is separately solicited, awarded and negotiated.

We have experienced competition in obtaining advisory mandates, including with respect to pricing, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees.

Our competitors include large financial institutions, many of which have far greater financial and other resources than we do. Unlike us, these large financial institutions have the ability to support investment banking, including financial advisory services, with commercial lending and other financial services and products we do not offer in an effort to gain market share. This may put us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. These larger and better capitalized competitors may also be better able to respond to changes in the financial services industry.

In addition to our larger competitors, we also compete with a number of independent investment banks that offer independent advisory services. There are relatively few barriers to entry impeding the launch of new financial advisory firms, including a relatively low cost of entering this business, and the success of new entrants into our lines of business, including major banks and other financial institutions, have resulted in increased competition. As these independent firms or new entrants into the market seek to gain market share there could be pricing pressures, which would adversely affect our revenue and earnings.

If we are unable to compete successfully with our existing competitors or with any new competitors, we will not be able to implement our growth strategy, which ultimately could materially adversely affect our business.

As a member of the financial services industry, we face substantial litigation risks.

Our business is subject to various U.S. and international laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our employees, agents or other related parties could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. Such events could lead to an adverse impact on our financial condition or results of operations.

Our role as advisor to our clients on important transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Our activities may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time.

From time to time, we act as an underwriter in public offerings and other distributions of securities. Therefore, we are subject to risks associated with underwriting activity, including liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. In such cases, any indemnification provisions in the applicable underwriting agreement may not be available to us or may not be sufficient to protect us against losses arising from such liability.

Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when we perform below our agreed standard of care or a client does not have the financial capacity to pay for its obligations under any such indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may not have, and may not in the future choose to obtain, insurance with respect to any or all potential claims and, if desirable, we may have to spend a significant amount to adequately insure against these potential claims, and such insurance coverage may not be available on commercial terms or at all. Substantial legal liability or significant regulatory action against us or significant criticism by a court of our performance or activities could have material adverse financial effects or cause significant reputational harm to us, which could materially harm our business prospects, financial condition and results of operations.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks related to our business on a day-to-day basis. We rely heavily on financial, accounting, communication and other information technology systems and the people who operate them. These systems, including the systems of third parties on whom we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our or such third parties' network security systems or otherwise, including for reasons beyond our control. Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our clients, alliance partners and vendors. We may be subject to attempted security breaches and cyber-attacks and a successful breach could lead to shutdowns or disruptions of our systems or third-party systems on which we rely and potential unauthorized disclosure of sensitive or confidential information. Breaches of our system or the third party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses and the mounting of cyber-attacks and other means and could originate from a wide variety of sources, including employees, contractors, foreign governments and other unknown third parties outside the Company. If our or the third-party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, we could be subject to reputational harm and legal liability, which could impair our ability to attract and retain clients and in turn materially adversely affect our business. The increased use of mobile technologies can heighten these and other operational risks. There can be no assurance that we or the third parties on whom we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber threats.

We operate a business that is highly dependent on information systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our business.

In addition, a disaster or other business continuity problem, such as a pandemic, other man made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges. Our continued success will depend, in part, on the availability of our personnel and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing and other related systems and operations, as well as those of third parties on whom we rely. In particular, we depend on our headquarters in New York City, where a large number of our personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters or other major offices in Houston or the U.K., could have a material adverse impact on our ability to continue to operate our business without interruption. The incidence and severity of disasters or other business continuity problems are inherently unpredictable, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.

Our international operations are subject to certain risks, which may affect our revenue.

For the years ended December 31, 2024, 2023, and 2022, we earned approximately 14.2%, 18.2%, and 24.3%, respectively, of our revenues from our international operations. We intend to grow our non-U.S. business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. Our international operations carry special financial and business risks, which could include the following: greater difficulties in managing and staffing foreign operations; language barriers and cultural differences, including the need to adopt different business practices in different geographic areas; fluctuations in foreign currency exchange rates that could adversely affect our results; unexpected, additional and/or costly changes in trading policies, regulatory requirements, tariffs and other barriers; restrictions on travel; longer transaction cycles; higher operating costs; local labor conditions and regulations; adverse consequences or restrictions on the repatriation of earnings; potentially adverse tax consequences, such as trapped foreign losses or profits; potentially less stable political and economic environments; terrorism, international hostilities, war and other civil disturbances or other catastrophic events that reduce business activity; different fee structures for our advisory services; and difficulty collecting fees.

Further, as part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our geographically dispersed operations.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries may be a party. Our business, financial condition and/or results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations.

If our international business increases relative to our total business, the materialization of these risks could have a more pronounced effect on our operating results or growth prospects.

We may enter into new lines of business which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from advisory engagements. However, we may grow our business by entering into new lines of business. Moreover, we currently derive a small portion of revenue through equity research and underwriting services. To the extent we enter into new lines of business or increase our focus on existing lines of business other than our advisory engagements, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources, diversion of management's time and attention and the loss of clients due to the perception that we are no longer focusing on our business.

We may in the future also invest in companies, including our clients, or enter into new lines of business, including alongside our clients, employees, officers and directors. To the extent that we enter into new business lines or we make such investments, we may cover costs and expenses, including with respect to broken deals. In addition, there can be no assurances that such investments will be successful or that we will not lose the entire amount of our investment.

Further, entry into certain new lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our business could be materially adversely affected.

Fluctuations in foreign currency exchange rates could adversely affect our results.

Because our financial statements are denominated in U.S. dollars and we receive a portion of our revenue in other currencies (including the Euro, pound sterling and Canadian dollars), we are exposed to fluctuations in foreign currencies. During the years ended December 31, 2024, 2023, and 2022, 11.8%, 16.9%, and 19.2%, respectively, of revenue was denominated in currencies other than the U.S. dollar. In addition, we pay certain of our expenses in such currencies. Additionally, entering into transactions and holding monetary assets and liabilities that are not denominated in the functional currency of our foreign subsidiaries exposes the Company to exchange rate fluctuations which can result in foreign currency related transaction gains and losses. An appreciation or depreciation of any of these currencies relative to the U.S. dollar could result in an adverse or beneficial impact, respectively, to our financial results. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise.

Restrictions in the Credit Agreement (as defined below) governing our Revolving Credit Facility (as defined below) may impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests.

We have access to a revolving credit facility (the "Revolving Credit Facility") through an amended and restated credit agreement with Cadence Bank, dated December 11, 2018 (as amended on December 11, 2018, November 11, 2020, December 28, 2020, June 15, 2021, June 30, 2023, and January 24, 2025, the "Credit Agreement"), which provides for a $50.0 million unsecured revolving credit facility that matures on July 1, 2028, and contains a number of significant covenants that, among other things, require PWP OpCo and certain of its subsidiaries (the "Loan Parties") to maintain (on a consolidated basis) minimum liquidity levels, a minimum debt service coverage ratio and a maximum leverage ratio and restrict the ability of the Loan Parties to: incur liens; dispose of assets; incur additional indebtedness; make certain restricted payments; engage in business mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates.

These restrictions (and similar restrictions under any replacement credit facility) could impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests. The ability of the Loan Parties to comply with these financial ratios and covenants may be affected by events beyond our control. A breach of the provisions of the Revolving Credit Facility (or any replacement credit facility) or the inability of any Loan Party to comply with the required financial ratios or covenants included therein could result in a default thereunder. In the event of any such default, the administrative agent under the Revolving Credit Facility (or any replacement credit facility) could elect to: declare the commitments of all of the lenders under the Revolving Credit Facility (or any replacement credit facility) to be terminated; and declare all outstanding debt, accrued interest and fees to be due and immediately payable.

We may not be able to generate sufficient cash to service any indebtedness.

Our ability to make scheduled payments on or to refinance any debt obligations, including borrowings under the Revolving Credit Facility or any replacement credit facility, depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, any existing or future indebtedness. If our cash flows and capital resources are insufficient to fund any future debt service obligations, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or restructure or refinance such indebtedness, and we may not be able to pursue any of these options on commercially reasonable terms or at all. This could also result in us lowering or eliminating future undeclared dividend payments. Any such transactions could also involve significant expense and management attention.

A change in relevant income tax laws, regulations, or treaties, or an adverse interpretation of these items by tax authorities, could result in an audit adjustment or revaluation of our deferred tax assets that may cause our effective tax rate and tax liability to be higher than what is currently presented on the Consolidated Statements of Financial Condition.

As part of the process of preparing our consolidated statements of financial condition, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment. Our effective tax rate and tax liability is based on the application of current income tax laws, regulations, and treaties. These laws, regulations, and treaties are complex, and the manner in which they apply to our facts and circumstances is sometimes open to interpretation. We believe our application of current laws, regulations, and treaties to be correct and sustainable upon examination by the tax authorities. However, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. In addition, tax laws, regulations, or treaties enacted in the future may cause us to revalue our net deferred tax assets and have a material change to our effective tax rate.

Risks Related to Regulation

Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

As a participant in the financial services industry, we are subject to extensive regulation in the United States and internationally, including regulatory capital and other requirements imposed on our SEC-registered broker-dealer, Perella Weinberg Partners LP. We are subject to regulatory restrictions and requirements imposed by applicable statutes, regulations and policies in the jurisdictions in which we operate. U.S. and non-U.S. government agencies and self-regulatory organizations, including the SEC, FINRA and U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer from registration or membership.

The statutes, regulations and policies to which we are subject may change at any time. Extensive legislation and implementing regulation affecting the financial services industry continue to be adopted in regions that directly or indirectly affect our business, including the United States, the U.K., Canada, France and Germany, and the manner in which those laws and related regulations are applied to our operations is still evolving. For example, in the United States, several states and municipalities, including, but not limited to, California, Illinois, New York State and New York City have adopted "pay-to-play" rules which, in addition to imposing registration and reporting requirements, limit our ability to charge fees in connection with certain engagements of our advisory business. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations, as well as any deficiencies in our compliance with such legislation and regulation, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, or otherwise adversely affect our businesses.

Our ability to conduct business and our operating results may also be adversely affected as a result of any new requirements imposed by, or changes in, the interpretation or enforcement of existing laws and rules by the SEC, FINRA, the FCA, the Canadian Securities Administrators, CIRO, the ACPR, the AMF or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs, including compliance costs, to comply with U.S. and international applicable statutory, regulatory and other requirements.

New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may also adversely affect our business. For example, changes in antitrust enforcement or the focus of the Committee for Foreign Investment in the United States could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

Failure to comply with applicable laws or regulations could result in sanctions being levied against us, including fines, penalties, judgments, disgorgement, restitution and censures, suspension or expulsion from a certain jurisdiction, self-regulatory organization or market or the revocation or limitation of licenses. Failure to comply with applicable laws or regulations could also result in adverse publicity and reputational harm and could impair executive retention or recruitment. In addition, any changes in the regulatory framework could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have a material adverse impact upon our business and financial condition and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the timing or the outcome of any such examinations.

The cost of compliance with international broker dealer, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

Since we operate our business both in the United States and internationally, we are subject to many distinct broker dealer, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. In addition, the data privacy and security framework of the European Union. and the U.K., the GDPR and the U.K. GDPR, took effect on May 25, 2018. As we engage in significant business in Europe and in the U.K., we are subject to the GDPR's requirements. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

Risks Related to our Organizational Structure

Our only material assets are our partnership interests in PWP OpCo and our equity interest in the general partner of PWP OpCo, PWP GP, and we are accordingly dependent upon distributions from PWP OpCo to pay dividends, taxes, make payments under the TRA (as defined below) and pay other expenses.

We are a holding company, and our only material assets are our partnership interests in PWP OpCo and our equity interest in PWP GP, the general partner of PWP OpCo. We have no independent means of generating revenue. We are accordingly dependent upon, and intend to cause PWP OpCo to make, distributions to our partners in an amount sufficient to cover all applicable taxes payable, other expenses, payments under the TRA (as defined below), Professional Partners' indemnification claims with respect to the advisory business and dividends, if any, declared by us.

PWP OpCo is generally prohibited under Delaware law from making a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of PWP OpCo (with certain exceptions) exceed the fair value of its assets. Furthermore, certain subsidiaries of PWP OpCo may be subject to similar legal limitations on their ability to make distributions to PWP OpCo. Moreover, our regulated subsidiaries may be subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

Deterioration in the financial condition, earnings or cash flow of PWP OpCo and its subsidiaries for any reason could limit or impair its ability to pay such distributions. PWP OpCo's ability to make distributions to us will be dependent on our subsidiaries' ability to pay dividends to it. Certain of its subsidiaries are SEC-registered broker-dealers and subject to regulatory capital requirements, which may restrict their ability to make distributions unless specified levels of regulatory capital are maintained. To the extent that we require funds and PWP OpCo is restricted from making such distributions under applicable law or regulation or under the terms of financing arrangements, or is otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

We are required to pay our ILPs (as defined below) and/or Limited Partners (as defined below) for certain tax benefits we may claim as a result of the tax basis step-up we received in connection with the Business Combination and related transactions and that we may receive in connection with subsequent exchanges of PWP OpCo Class A partnership units for cash or our Class A common stock. In certain circumstances, payments under the TRA (as defined herein) may be accelerated and/or significantly exceed the actual tax benefits we realize.

Our acquisition of PWP OpCo Class A partnership units in connection with the Business Combination or pursuant to future exchanges of PWP OpCo Class A partnership units for shares of our Class A common stock or cash, and certain other transactions, have or are expected to result in increases in the tax basis of the assets of PWP OpCo and other deductions that otherwise would not have been available to us. Such increases in tax basis and other deductions are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of PWP OpCo to the extent the increased tax basis is allocated to those assets. The IRS may challenge all or part of these tax basis increases, and a court could sustain such a challenge.

Our tax receivable agreement (the "TRA" or "Tax Receivable Agreement") generally provides for payment by us to Investor Limited Partners (the "ILPs" or "ILP") and certain Partners (as defined therein) (the "TRA Parties" and individually, a "TRA Party") of 85% of the cash tax savings, if any, in U.S. federal, state, local and foreign income taxes and related interest realized (or deemed realized) in periods after the Closing as a result of (a) the Business Combination and related transactions, (b) exchanges of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (c) payments made under the TRA. We expect to retain the benefit of the remaining 15% of these cash tax savings. While the actual increase in tax basis, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of PWP OpCo attributable to our prior and future acquisition of interests in PWP OpCo, during the expected term of the TRA, the payments that we may make under the TRA could be substantial.

The payment obligation under the TRA is our obligation and not an obligation of PWP OpCo. In addition, although we are not aware of any issue that would cause the IRS to challenge a tax basis increase or other benefits, the relevant ILPs and/or limited partners of Professional Partners ("Limited Partners") will not reimburse us for any payments that may previously have been made under the TRA if such basis increases or other benefits are subsequently disallowed. As a result, in certain circumstances we could make payments to the relevant ILPs and/or Limited Partners under the TRA in excess of our cash tax savings. Our ability to achieve benefits from any tax basis increase or other benefits, and the payments to be made under the TRA, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

The TRA also provides that, upon a merger, asset sale or other form of business combination or certain other changes of control, our (or our successor's) obligations with respect to exchanged or acquired Class A partnership units (whether exchanged or acquired before or after such change of control) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the TRA, that certain loss carryforwards will be used within 15 years, and that any non-amortizable assets are deemed disposed of at the earlier of (i) when the relevant asset is sold or (ii) within 15 years.

Furthermore, upon a material breach of our obligations under the TRA that is not cured within the time period specified by the TRA or if, at any time, we elect an early termination of the TRA, we shall pay to each ILP and/or Limited Partner the present value, discounted at the Secured Overnight Financing Rate plus 310 basis points as of such date, of all tax benefit payments due to such partner as of either the date of delivery of the early termination notice, in the case of an early termination, or as of the date of such breach, in the case of a material breach. The calculation of payments in such circumstances would also be based on certain assumptions, including, in addition to those described above with respect to a change of control, that federal, state, local, and foreign income tax rates will remain the same as those specified for such taxable year by the Internal Revenue Code of 1986, as amended (the "Code"), and other laws on the date of such breach or the early termination payment, that any non-amortizable assets shall be deemed disposed of within 15 years of the earlier of the basis adjustment for such asset or the date of breach or delivery of the early termination notice, and that any PWP OpCo Class A partnership units that have not been exchanged will be deemed exchanged for the market value of our Class A common stock at the time of termination or material breach. Consequently, it is possible, in the case of a change of control, early termination, or material breach, that the actual cash tax savings realized by us may be significantly less than the corresponding TRA payments.

PWP OpCo may make distributions of cash to us substantially in excess of the amounts we use to make distributions to our shareholders and to pay our expenses (including our taxes and payments under the TRA). To the extent we do not distribute such excess cash as dividends on our Class A common stock, the holders of PWP OpCo Class A partnership units would benefit from any value attributable to such cash as a result of their ownership of our Class A common stock upon a redemption or exchange of their PWP OpCo Class A partnership units.

Under the amended and restated agreement of limited partnership of PWP OpCo (the "PWP OpCo LPA"), we have the right (through our control of PWP GP, the general partner of PWP OpCo), subject to applicable law, to determine when distributions will be made to the partners of PWP OpCo and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of PWP OpCo pro rata in accordance with their respective ownership of partnership units. In accordance with the PWP OpCo LPA, we intend to use best efforts to cause PWP OpCo to make sufficient cash distributions to the holders of partnership units of PWP OpCo to fund their tax obligations in respect of the income of PWP OpCo that is allocated to them.

If we accumulate cash received as distributions from PWP OpCo in excess of the amounts that we need to pay any cash dividends declared by our board of directors, taxes and other expenses (including payments under the TRA), neither our organizational documents nor the PWP OpCo LPA will require us to distribute such excess cash to our stockholders. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose, including (i) to make additional distributions to the holders of our Class A common stock, (ii) to acquire additional newly-issued PWP OpCo Class A partnership units, and/or (iii) to repurchase outstanding shares of our Class A common stock. Unless and until our board of directors chooses, in its sole discretion, to make a distribution to our stockholders, we will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of PWP OpCo Class A partnership units for shares of our Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our shareholders, in each case, to the extent such cash was received pursuant to a pro rata distribution by PWP OpCo. To the extent we do not distribute such cash as dividends on our Class A common stock or otherwise use such cash as described and instead, for example, hold such cash balances or lend them to PWP OpCo, this may result in shares of our Class A common stock increasing in value relative to the PWP OpCo Class A partnership units (the "PWP OpCo Units"). The holders of PWP OpCo Units may benefit from any value attributable to such cash balances or loans to PWP OpCo if they acquire shares of our Class A common stock in exchange for their Class A partnership units or if we acquire additional PWP OpCo Class A partnership units (whether from PWP OpCo or from holders of PWP OpCo Class A partnership units) at a price based on the market price of shares of our Class A common stock at the time.

PWP OpCo and PWP Capital have entered into various arrangements, including a master separation agreement, which contain cross-indemnification obligations of us and PWP Capital.

The master separation agreement that we entered into with PWP Capital, which holds the former asset management business of PWP OpCo prior to the separation of our advisory business from the asset management business of PWP OpCo in February 2019 (the "PWP Separation"), provides, among other things, that PWP Capital generally will indemnify us for losses that we incur relating to, arising out of or resulting from the business of PWP Capital and any payments with respect to joint liabilities to the extent they exceed 81.304% of such joint liabilities. In addition, we generally will indemnify PWP Capital for losses that PWP Capital incurs relating to our business and any payments with respect to joint liabilities to the extent they exceed 18.696% of such joint liabilities. We may not be able to recover any or all of the amount of any indemnified losses from PWP Capital should it be financially unable to perform under its indemnification obligations. In addition, we may be required to make substantial payments under our indemnity obligations to PWP Capital, which could materially adversely affect our results of operations and the price of our securities.

Our Restated Certificate of Incorporation could prevent us from benefiting from corporate opportunities that might have otherwise been available to us.

Our Restated Certificate of Incorporation, which is subject to the terms and provisions of the Stockholders Agreement (as defined below), contains provisions related to corporate opportunities that may be of interest to us and our subsidiaries and Perella Weinberg Partners LLC ("Professionals GP") and Professional Partners and their respective subsidiaries. It provides that Professional Partners and its subsidiaries and any of their respective affiliates (excluding us or any of our subsidiaries) (collectively, the "PWP Partner Group") and their respective affiliates will not have any duty (fiduciary or otherwise) to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and in the event that the PWP Partner Group acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and the PWP Partner Group or any of their respective affiliates, none of us or any of our subsidiaries or PWP OpCo or any of its subsidiaries shall have any expectancy in such corporate opportunity and the PWP Partner Group shall not have any duty to communicate or offer such corporate opportunity to us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and may pursue such corporate opportunities for themselves or direct such corporate opportunity to another person, including one of their affiliates, in each case, to the fullest extent permitted by law. Furthermore, to the fullest extent permitted by law, in the event that any of our directors or officers or a director or officer of any or our subsidiaries, PWP OpCo or any of its subsidiaries who is also a partner, principal, director, officer, member, manager, employee, consultant, independent contractor and/or other service provider of any of the PWP Partner Group acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us or any of our subsidiaries or PWP OpCo or any of its subsidiaries and the PWP Partner Group or any of their respective affiliates, none of us or any of our subsidiaries or PWP OpCo or any of its subsidiaries shall have any expectancy in such corporate opportunity unless such corporate opportunity has expressly been offered to such person in his or her capacity as our director or officer in which case such opportunity shall belong to us. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our Restated Certificate of Incorporation.

If PWP OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and PWP OpCo could be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the TRA even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that PWP OpCo is treated as a partnership for U.S. federal income tax purposes and does not become a publicly traded partnership taxable as a corporation. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of PWP OpCo Class A partnership units pursuant to the PWP OpCo LPA or other transfers of PWP OpCo Units could cause PWP OpCo to be treated as a corporation. We intend to operate such that transfers of PWP OpCo Units will not cause PWP OpCo to be treated as other than a partnership by providing for limitations on the ability of partners to exchange or otherwise transfer PWP OpCo Units and providing our board of directors and the board of directors of PWP GP with certain rights to further limit exchanges or other transfers of PWP OpCo Units as necessary to maintain the partnership status of PWP OpCo. However, there can be no assurance that this treatment will be respected.

If PWP OpCo were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies could result for us and PWP OpCo, including as a result of our inability to file a consolidated U.S. federal income tax return with PWP OpCo. In addition, we may not be able to realize tax benefits covered under the TRA and would not be able to recover any of our previously made payments under the TRA, even if the corresponding tax benefits (including any claimed increase in the tax basis of PWP OpCo's assets) were subsequently determined to have been unavailable.

The use of certain of our licensed trademarks by PWP Capital and its subsidiaries may expose us to reputational harm that could adversely affect our business should they take actions that damage the brand name.

We have licensed to PWP Capital and its subsidiaries the use of certain trademarks owned by us and our subsidiaries for use in connection with its asset management business that were in use by the PWP Capital business prior to the PWP Separation. As a result, there is a risk of reputational harm to us if PWP Capital and its subsidiaries use such trademarks and engage in poor business practices, experience adverse results or otherwise damage the reputational value of the "Perella Weinberg Partners" or "TPH&Co." brand names. These risks could impair our operations, affect our reputation and adversely affect our business.

Our voting control is concentrated among the holders of our Class B-1 common stock. As a result, the market price of our securities may be materially adversely affected by such disparate voting rights.

VoteCo Professionals beneficially owns all of the outstanding shares of our Class B-1 common stock, representing approximately 82.3% of our total voting power, and holders of Class A common stock own shares of our Class A common stock, representing approximately 17.7% of our total voting power (in each case as of December 31, 2024). As long as VoteCo Professionals beneficially owns a majority of our total voting power, it will have the ability, without the consent of the public holders of our Class A common stock, to elect all of the members of our board of directors and to control our management and affairs. In addition, it will be able to determine the outcome of matters submitted to a vote of our stockholders for approval and will be able to cause or prevent a change of control of us.

The holders of our Class A common stock and Class B common stock have substantially identical rights, except that holders of Class A common stock and Class B-2 common stock are entitled to one vote per share, while holders of Class B-1 common stock are entitled to 10 votes per share on all matters to be voted on by stockholders in general. This differential in the voting rights of our Class B-1 common stock could adversely affect the market price of our Class A common stock.

VoteCo Professionals' control over us may give rise to actual or perceived conflicts of interest with the Limited Partners who manage VoteCo Professionals.

We are controlled by VoteCo Professionals, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of VoteCo Professionals. The interests of the Limited Partners who manage VoteCo Professionals may differ from those of our other stockholders. For example, the Limited Partners who manage VoteCo Professionals may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the TRA, and whether and when we should undergo certain changes of control within the meaning of the TRA or terminate the TRA. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. VoteCo Professionals, which is ultimately managed by a committee of Limited Partners that manages Professionals GP, the general partner of VoteCo Professionals, holds all outstanding shares of Class B-1 common stock and thereby control approximately 82.3% of the voting interest in us as of December 31, 2024. The shares of Class B-1 common stock will entitle VoteCo Professionals to (i) for so long as the condition that Professional Partners or its Limited Partners as of the date of Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least ten percent (10%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by us or our subsidiaries had been exchanged for our Class A common stock) (the "Class B Condition") is satisfied, 10 votes per share for each share held of record on all matters submitted to a vote of stockholders and (ii) after the Class B Condition ceases to be satisfied, one vote per share for each share held of record on all matters submitted to a vote of stockholders. In addition, we are party to the Stockholders Agreement with VoteCo Professionals (the "Stockholders Agreement"), pursuant to which, for so long as the Class B Condition is satisfied, VoteCo Professionals will have certain approval rights over certain transactions, including the right to designate a number of nominees to our board of directors equal to a majority thereof. For so long as the Class B Condition is no longer satisfied and the condition that Professional Partners or its Limited Partners as of the date of Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Class A partnership units that represent at least five percent (5%) of our issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Class A partnership units not held by us or our subsidiaries had been exchanged for our Class A common stock) (the "Secondary Class B Condition") is satisfied, VoteCo Professionals will have the right to designate a number of directors (rounded up to the nearest whole number) equal to one third of our board of directors. As a result, because the Limited Partners who manage VoteCo Professionals have a majority of the voting power in us through their control of VoteCo Professionals, and our Restated Certificate of Incorporation does not provide for cumulative voting, they will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of our Class A common stock or other securities, and the declaration and payment of dividends. The Limited Partners who manage VoteCo Professionals are able to determine the outcome of all matters requiring stockholder approval and are able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The voting power of the Limited Partners who manage VoteCo Professionals could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of us and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by the Limited Partners who manage VoteCo Professionals over us, none of our agreements with them have been negotiated on "arm's length" terms. We cannot assure you that we would not have received more favorable terms from an unaffiliated party.

Risks Related to Our Securities

If our performance does not meet market expectations, the price of our securities may decline.

If our performance does not meet market expectations, the price of our securities may decline.

In addition, fluctuations in the price of our Class A common stock could contribute to the loss of all or part of your investment. The trading price of our Class A common stock could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our Class A common stock and our Class A common stock may trade at prices significantly below the price you paid for your shares.

Factors affecting the trading price of our Class A common stock may include: actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us; changes in the market's expectations about our operating results; our operating results failing to meet market expectations in a particular period; changes in financial estimates and recommendations by securities analysts concerning us or the online automobile sales industry and market in general; operating and stock price performance of other companies that investors deem comparable to us; changes in laws and regulations affecting our business; commencement of, or involvement in, litigation involving us; changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; the volume of shares of our Class A common stock available for public sale; any significant change in our board or management; sales of substantial amounts of Class A common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, international hostilities and acts of war or terrorism.

Broad market and industry factors may depress the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in our market or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our stockholders may be diluted by the future issuance of common stock, preferred stock or securities convertible or exchangeable into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

As of December 31, 2024, we had 1,500,000,000 shares of Class A common stock authorized, of which 72,544,696 had been issued and 59,181,721 are outstanding. Our Restated Certificate of Incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

Subject to the exchange procedures and restrictions set forth in the PWP OpCo LPA, and any other procedures or restrictions imposed by us, holders of PWP OpCo Class A partnership units (other than Perella Weinberg Partners) may exchange these units for (i) shares of Class A common stock on a one-for-one basis (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or (ii) cash from an offering of shares of Class A common stock (based on the net proceeds received by us for such shares in such offering) with the form of consideration determined by us. We have reserved approximately 46.3 million shares of Class A common stock for issuance from time to time in exchange for PWP OpCo Class A partnership units. We may in the future cause PWP OpCo to issue additional PWP OpCo Class A partnership units that would also be exchangeable for shares of Class A common stock. Simultaneously with an exchange by a PWP OpCo unitholder who holds shares of Class B common stock, a number of shares of Class B common stock held by such unitholder equal to the number of PWP OpCo Class A partnership units exchanged by such unitholder will be automatically converted into shares of Class A common stock or cash which will be delivered to the exchanging holder (at Perella Weinberg Partners' option) at a conversion rate of 1:1000 (or 0.001). We have reserved approximately 46,320 shares of Class A common stock for issuance from time to time in respect of conversion of shares of Class B-1 or Class B-2 common stock into Class A common stock.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our securities, or both. The amount of cash available per share including for payment of dividends in the future may also decrease. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our securities and dilute their percentage ownership.

Future sales of our Class A common stock may reduce the market price of our Class A common stock.

The registration and availability of a significant number of shares of Class A common stock for trading in the public market may increase the volatility in the price of our Class A common stock or put significant downward pressure on the price of our Class A common stock. In addition, we may use shares of our Class A common stock as consideration for future acquisitions, which could further dilute our stockholders.

Risks Related to Being a Public Company

If we are unable to maintain effective internal control over financial reporting, this could have a material adverse effect on our business.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires our management report upon the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting. If we are not able to adequately comply with Section 404 of the Sarbanes-Oxley Act or if our management or auditors are unable to conclude that our internal control over financial reporting is effective, we may become subject to adverse regulatory consequences and/or investors could lose confidence in the accuracy and completeness of our financial reports and that could lead to a decrease in the market price of our Class A common stock.

Any failure to maintain effective internal controls could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which our Class A common stock is listed, the SEC or other regulatory authorities. We may also be subject to litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims relating to our financial statements or any material weaknesses in our internal control over financial reporting. In either case, there could result a material adverse effect on our business.

We can give no assurance that material weaknesses or restatements of financial results will not arise in the future due to a failure to maintain adequate internal control over financial reporting or circumvention of these controls, or that any measures we take will be sufficient to remediate such material weaknesses. In addition, even if we are successful in maintaining our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Risks Related to Our Governance and Governance Documents

We are a "controlled company" within the meaning of the rules of Nasdaq and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

VoteCo Professionals holds more than 50% of the voting power of our shares eligible to vote. As a result, we are a "controlled company" under the rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors.

We currently utilize these exemptions. As a result, we do not have a majority of independent directors on our board of directors and do not have a nominating and governance committee. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a "controlled company," for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements set by Nasdaq. In the event that we cease to be a "controlled company" and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and Nasdaq with respect to our audit committee.

The classification of our board of directors may have anti-takeover effects, including discouraging, delaying or preventing our change of control.

Our board of directors is currently divided into three classes of directors with staggered, three-year terms. The presence of a classified board could have anti-takeover effects, including discouraging a third party from making a tender offer for our shares or attempting to obtain control of us, even when stockholders may consider such a takeover to be in their best interests. It could also delay stockholders who disapprove of the performance of our board of directors from changing a majority of the composition of our board of directors through a single proxy contest.

Anti-takeover provisions in our charter documents and Delaware law, as well as the rules of FINRA, the FCA, the Alberta Commission, CIRO, ACPR and other U.S. or foreign governmental regulatory authorities or self-regulatory organizations, could delay or prevent a change in control, limit the price investors may be willing to pay in the future for our Class A common stock and could entrench management.

Our Restated Certificate of Incorporation and Amended and Restated Bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations and placing limitations on convening stockholder meetings. In addition, there will be no cumulative voting in the election of directors, and our Restated Certificate of Incorporation will provide that, subject to the rights, if any, of the holders of shares of preferred stock then outstanding, directors may be removed from office at any time, with or without cause, by the affirmative vote of at least two-thirds (2/3) of the voting power of the shares entitled to vote in connection with the election of our directors; provided, that at any time the Class B Condition is satisfied, any or all of our directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote in connection with the election of our directors. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Further, our two U.S. broker-dealer subsidiaries are members of FINRA and subject to FINRA's rules, which could impede or delay a change of control. FINRA Rule 1017 generally provides that FINRA approval must be sought in connection with any transaction resulting in a single person or entity acquiring or controlling, directly or indirectly, twenty-five percent (25%) or more of a FINRA member firm's or its parent company's equity for the first time.

Similarly, our U.K. subsidiary, PWP U.K., is regulated by the FCA and is, therefore, an FCA authorized person, acquisitions of interests in which are subject to change in control rules. Prior FCA approval must be obtained for any transaction that would result in a single person or entity acquiring, directly or indirectly, 10% or more of PWP U.K.'s voting rights or share capital, including through ownership of the equity of any of its parent undertakings.

Our Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder limitation matters, subject to limited exceptions, which could discourage stockholder lawsuits or limit our stockholders' ability to bring a claim in any judicial forum that they find favorable for disputes against our directors, officers, other employees or stockholders.

Our Restated Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or to us or our stockholders, (iii) any action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or our charter or bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel, except (a) any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the federal securities laws, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction, and (b) in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Notwithstanding the foregoing, the choice of forum provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Restated Certificate of Incorporation. However, no such person or entity shall be deemed to have waived any right of action against us or our officers or directors pursuant to the federal securities laws. If any action the subject matter of which is within the scope of the choice of forum provision is filed in a court other than a court located within the State of Delaware (a "foreign action") in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the choice of forum provision (an "enforcement action"), and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder's counsel in the foreign action as agent for such stockholder.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We strive to protect the reputation of our Company by establishing, protecting and defending our data and information systems in a number of ways through a combination of processes, tools, and awareness-building. We aim to adhere to the best practices outlined in the National Institute of Standards and Technology and International Organization for Standardization frameworks, and our policies and procedures in managing personally identifiable information are in compliance with General Data Protection Regulation requirements.

As part of our processes for assessing, identifying and managing material risks from cybersecurity threats, we maintain a process to enhance security and optimize our IT systems, and regularly conduct security assessments and testing of our systems to verify our systems' integrity to protect them against being compromised from both internal and external sources. We regularly assess risks from cybersecurity threats, monitor our information systems for potential vulnerabilities and test those systems pursuant to our cybersecurity processes and practices. To protect our information systems from cybersecurity threats, we use various security tools that help us identify, escalate, investigate, resolve and recover from security incidents in a timely manner. These efforts include using monitoring tools and services to address the confidentiality, integrity, and availability of our assets and data. Regular internal and third-party reviews are performed on our processes and technologies to help validate the effectiveness of our privacy and data security controls. These safeguards include employing firewalls, intrusion prevention and detection systems, and access controls, which are regularly evaluated and improved based on vulnerability assessments, cybersecurity threat intelligence and incident response experience.

We monitor industry best practices and developments in data privacy and security, including increased scrutiny of third-party service providers with access to sensitive data. We prioritize a robust due diligence program for key third-party service providers, utilizing a comprehensive due diligence questionnaire to evaluate potential risks before establishing formal partnerships. This in-depth approach applies to all vendors with access to our sensitive systems or data. Our assessments are customized based on each provider's risk profile, with heightened scrutiny applied to new engagements and high-risk relationships. Existing vendors are subject to periodic reevaluations according to a predetermined schedule, with increased frequency for those deemed higher risk.

Information technology risks and controls are regularly assessed as part of our overall self-assessment program, which includes working with a third party organization who regularly tests controls. Observations and outcomes from these self-assessments help drive our internal risk management decision making. Our management and compliance and information technology professionals, including our Chief Information Officer ("CIO"), are responsible for the maintenance and enforcement of our cybersecurity and information security policies and procedures. In addition members of the cybersecurity and information security teams maintain CISSP industry certifications. In addition, we have organizational charts in place to communicate key areas of authority, responsibility, and lines of reporting to personnel related to the design, implementation, operation, maintenance, and monitoring of our cybersecurity environment.

We also have a security incident response plan, with defined roles and responsibilities that are intended to address notification obligations and incident response procedures in the event of a data security breach. We are dedicated to business continuity and resiliency and have strategies, policies, and procedures in place that are designed to protect employee, business, and client data in the event of an emergency or natural disaster.

In addition to identifying information security risks, we have established robust controls to seek to reduce or mitigate such risks. Cybersecurity training for employees is conducted regularly and we maintain system logs of user activities, exceptions, and security events for a period consistent with industry best practices, unless otherwise required by law, regulation or contractual obligation. We employ rigorous measures to appropriately handle and protect sensitive and confidential data, particularly in light of increased use of remote access technology. We take precautionary measures to minimize, to the extent possible, the use of personally identifiable information and the electronic or courier-based transmission of sensitive and confidential data, relying instead on approved and secured digital data transfer services, which are designed to provide tightly controlled and selective access to such information. We have mechanisms in place to help ensure that our data is secured when at-rest or in-transit, and industry standard encryption is used to the maximum extent possible. We also take steps to help ensure our ability to restore data in the event of data failure, corruption, accidental deletion, or malicious tampering.

To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect us, including our business strategy, results of operations or financial condition. Refer to the risk factor captioned "*Our business is subject to various cybersecurity and other operational risks*" in Part I, Item 1A. "Risk Factors" for an additional description of cybersecurity risks and potential related impacts on the Company.

Governance

Our audit committee of the board of directors is responsible for overseeing the guidelines and policies governing the process by which the Company assesses and manages our exposure to risk, including cybersecurity risk, as well as any major litigation, regulatory, financial and reputational risk exposures and the steps management has taken to monitor and control such exposures. This oversight is achieved through a combination of periodic management reports, focused briefings on emerging cyber threats and vulnerabilities, updates on implemented mitigation strategies and periodic reviews of incident response plans.

We take a risk-based approach to cybersecurity and have implemented cybersecurity policies throughout our operations that are designed to address cybersecurity threats and incidents. Our dedicated Information Security Team is responsible for identifying, assessing, detecting, and responding to any threats and vulnerabilities. The team routinely collects and processes information from a variety of sources, including from media reporting, commercial threat intelligence providers (FSARC, FS-ISAC), the Federal Bureau of Investigation and other government and law enforcement agencies. The team provides global mitigation of known cybersecurity threats to help ensure that our data and systems are protected.

Item 2. Properties

Our principal executive offices are located in leased office space at 767 Fifth Avenue, New York, NY, 10153. We also lease office space for our offices in Calgary, Chicago, Denver, Houston, London, Los Angeles, Munich, Paris and San Francisco. We do not own any real property. We consider these arrangements to be adequate for our present needs.

Item 3. Legal Proceedings

On October 20, 2015, Professionals GP, PWP MC LP, PWP Equity I LP and Perella Weinberg Partners Group LP (collectively, the "PWP Plaintiffs"), filed a complaint against Michael A. Kramer, Derron S. Slonecker, Joshua S. Scherer, Adam W. Verost (collectively, the "Individual Defendants") and Ducera Partners LLC (together with the Individual Defendants, the "Defendants") in New York Supreme Court, Commercial Division (the "Court"). The complaint alleges that the Individual Defendants, three former partners and one former employee of the PWP Plaintiffs, entered into a scheme while at PWP to lift out the PWP Plaintiffs' restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties to the PWP Plaintiffs. The complaint contains 14 causes of action, and seeks declaratory relief as well as damages resulting from the Individual Defendants' contractual and fiduciary breaches and from Defendants' unfair competition and tortious interference with the PWP Plaintiffs' contracts and client relationships.

On November 9, 2015, the Defendants filed an Answer, Counterclaims, Cross-claims and a Third-Party Complaint, which contained 14 causes of action. On July 17, 2016, the Court issued a decision, dismissing half of the Defendants' - claims with prejudice. On August 18, 2016, the Defendants filed an Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, with seven counterclaims and cross-claims to the New York Appellate Division, First Department (the "First Department"). On August 29, 2017, the First Department issued a decision denying the Defendants' appeal other than allowing one Defendant to proceed with his breach of fiduciary duty counterclaim. On October 27, 2017, the Defendants moved the First Department for leave to appeal its decision to the New York Court of Appeals. On December 28, 2017, the First Department denied the Defendants' motion for leave. On April 24, 2018, the Defendants filed a Second Amended Answer, Counterclaims, Cross-claims and Third-Party Complaint, which contains eight counterclaims and cross-claims. Defendants are seeking declaratory relief and damages of no less than $60.0 million, as well as statutory interest. In addition, on January 19, 2022, Defendants filed a motion for leave to renew their New York Labor Law counterclaim that the Court dismissed in 2016. On June 30, 2023, the Court issued a decision denying Defendants' motion for leave. On January 29, 2024, Defendants appealed to the First Department the June 30, 2023 decision denying their motion for leave. On April 16, 2024, the First Department denied Defendants' appeal.

After the completion of discovery, both the PWP Plaintiffs and the Defendants subsequently moved for summary judgment. On March 20, 2020 the parties completed briefing of their respective motions (the "Summary Judgment Decision"). The Court granted the PWP Plaintiffs motion with respect to the restrictive covenants in the PWP Plaintiffs' agreements, finding that they are valid and enforceable, and otherwise denied the motion. The Court denied Defendants' motion in its entirety. On July 25, 2023, Defendants appealed parts of the Summary Judgment Decision. On August 30, 2024, the First Department issued a decision granting in part and denying in part Defendants' appeal. The First Department granted Defendants' appeal only to the extent it found that the PWP Plaintiffs could not pursue a client solicitation claim against two specific clients. The First Department denied Defendants' appeal to the extent it found that the PWP Plaintiffs' restrictive covenants were reasonable and enforceable, and Defendants' counterclaim for deferred compensation needed to be decided at trial.

Trial started on January 24, 2025 and is scheduled to end on March 7, 2025.

We believe that our 14 causes of action are meritorious. Further, we believe that we have meritorious defenses to Defendants' remaining counterclaims and cross-claims and plan to vigorously contest them. Litigation, however, can be uncertain and there can be no assurance that any judgment for one or more of Defendants or other outcome of the case would not have a material adverse effect on us. Additionally, even if we prevail in the litigation and are awarded damages, we do not know if we will be able to fully collect on any judgment against any or all Defendants.

We are now, and from time to time may in the future be, named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts.

For details on the current legal proceedings, refer to Note 16—Commitments and Contingencies in the notes to the consolidated financial statements included elsewhere in this Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock is listed and traded on the Nasdaq Global Select Market under the stock symbol “PWP.” As of February 24, 2025, there were approximately 12 holders of record of our Class A common stock and 1 holder of record of our Class B common stock. This does not include the number of shareholders that hold shares in “street name” through banks or broker-dealers. Our Class B common stock is not listed or quoted on any exchange and is not transferable by the holders, subject to certain limited exceptions.

We intend to pay dividends quarterly to our common stockholders. For the year ended December 31, 2024, cash dividends of $0.28 per outstanding share of Class A common stock were paid to our stockholders. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants, applicable law and other factors our board of directors deems relevant. Therefore, there can be no assurance as to what level of dividends, if any, will be paid in the future.

Stock Performance

The following performance graph and related information shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent we specifically incorporate it by reference into such filing. Our stock price performance shown in the graph below is not indicative of future stock price performance.

The stock performance graph below compares the performance of an investment in our Class A common stock, from June 25, 2021 through December 31, 2024, with that of the S&P 500 Index and the S&P Financials Index. The graph assumes $100 was invested at the close of business on June 25, 2021. It also assumes that dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


Comparison of Cumulative Total Return*
Among Perella Weinberg Partners, the S&P 500 Index, and the S&P 500 Financials Index
$250
$200
$150
$100
$50
$0
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
Perella Weinberg Partners
S&P 500 Index
S&P 500 Financials Index

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Repurchase of Equity Securities

The following table summarizes our repurchases of equity securities during the three months ended December 31, 2024:

Period	Total Number of Shares Repurchased		Average Price Paid per Unit		Total Number of Shares Purchased as Part of Publicly Announced Program	Dollar Value of Shares that may yet to be Purchased Under the Publicly Announced Program[1]	
October 1, 2024 - October 31, 2024	$	—	$	—	—	$	93,823,525
November 1, 2024 - November 30, 2024	$	—	$	—	—	$	93,823,525
December 1, 2024 - December 31, 2024	$	—	$	—	—	$	93,823,525
Total		—	$	—	—		

_____

(1) On February 16, 2022, the Company's Board of Directors initially approved a stock repurchase program and the authorized amounts under such program was increased on February 8, 2023 such that the Company is authorized to repurchase up to $200.0 million of the Company's Class A common stock.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this Annual Report on Form 10-K.

Executive Overview

We are a leading global independent advisory firm that provides strategic and financial advice to clients across some of the most active industry sectors and international markets. Our wide range of global clients include large public multinational corporations, mid-sized public and private companies, individual entrepreneurs, private and institutional investors, creditor committees and government institutions.

For further information regarding our business, refer to "Part I. Item 1. Business" and "Part I. Item 1A. Risk Factors" of this filing.

Business Environment

Economic and global financial market conditions impact our financial performance. The market environment for advisory services is improving, driving increased dialogue and activity levels across the traditional M&A markets.

Our core advisory services benefit from macroeconomic changes that impact our client base and lead them to consider business combinations, acquisitions and divestitures, capital raises and restructurings. We continue to invest in our platform to achieve scale, accelerate growth, and deliver value.

See "*Part I — Item 1A. Risk Factors*" included elsewhere in this Form 10-K for a discussion of some of the factors that can affect our performance.

Key Financial Measures

Revenues

We operate in a highly competitive environment, and each revenue-generating engagement is separately solicited and negotiated. Our fee-paying client engagements are not predictable, and we may experience fluctuations in revenues from quarter to quarter. To develop new business, we maintain an active business dialogue with existing and potential clients, and we expect to add new clients each year through expanding our relationships, hiring senior advisory professionals, and receiving introductions from our relationship network. However, we also lose clients each year due to various factors, such as sales or mergers, changes in clients' senior management, and competition from other financial services firms.

Our revenue recognition is often tied to the completion of a transaction, which can be delayed or terminated due to various reasons, including failure to obtain regulatory or board approval, failure to secure financing, or adverse market conditions. Larger transactions may take longer to close, adding unpredictability to the timing of revenues. Despite our efforts, we may receive lower advisory fees or no fee at all if a transaction is not completed. Other barriers to the completion of restructuring transactions include a lack of anticipated bidders, failure to obtain court approval, or a failure to reach an agreement with creditors. In such cases, our advisory fees may be limited to monthly retainer fees plus the reimbursement of expenses.

We do not present our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our holistic approach to client service. For instance, a traditional M&A engagement may require additional advisory services, such as capital markets or capital solutions advice or a private capital raise, which may call for cross-functional expertise from our professionals. We focus on dedicating the necessary resources and expertise to each engagement, regardless of product lines, to achieve the desired outcome for our clients. Consequently, tracking the type of advisory service offered in each instance is not practical.

Operating Expenses

Our operating expenses are classified as (i) total compensation and benefits expenses including equity-based compensation, and (ii) non-compensation expenses.

Compensation and Benefits Expenses

Our compensation and benefits expenses consist of salaries, bonuses (discretionary awards and guaranteed amounts), severance, payroll and related taxes, benefits, and the amortization of equity-based compensation awards that are subject to a service-based vesting condition, and in some cases, a market-based performance vesting condition. These expenses also include signing bonuses and compensation paid pursuant to guarantees for new hires.

Compensation is determined by management based on revenues earned, headcount, labor market conditions, and anticipated compensation requirements for our employees. Such factors can fluctuate, including headcount and revenues earned, and as a result, our compensation expenses may fluctuate materially in any particular period.

At the time of the Merger, the Company entered into vesting acceleration agreements with certain holders of Professional Partners Awards to accelerate vesting for all Professional Partners Awards during the second quarter of 2024 (the "Vesting Acceleration"). Prior to the Merger, the amortization expense for the Professional Partners Awards was allocated fully to non-controlling interests. As a result of the Merger, these awards are considered granted by PWP OpCo and PWP OpCo as a whole bore the cost of the cash settlement feature of the awards, which was added in conjunction with the Merger. As a result, subsequent to the Merger, the Company allocated the costs associated with these awards between Perella Weinberg Partners and non-controlling interests in proportion to their ownership interests, which is consistent with the allocation of the other profit and loss activity of PWP OpCo.

Non-Compensation Expenses

Our non-compensation expenses include the costs of professional fees, technology and infrastructure, rent and occupancy, travel and related expenses, depreciation and amortization and general, administrative and other expenses. Our non-compensation expenses also include certain expenses reimbursed by our clients. Overall, our non-compensation expenses are subject to variability due to multiple factors, including headcount, business needs, and inflation.

Non-Operating Income (Expenses)

Non-operating income (expenses) includes the impact of income and expense items that we consider to be non-operational in nature, which typically includes interest income and expense and other non-operating gains (losses), including the impact of foreign exchange rate fluctuations.

Non-Controlling Interests

Non-controlling interests represent the ownership interests in PWP OpCo held by holders other than Perella Weinberg Partners, which are current and former working partners. Profits and losses of PWP OpCo are allocated to the non-controlling interests in proportion to their ownership interest regardless of their basis, with an exception for certain equity-based compensation expense which was fully attributed to non-controlling interests prior to the Merger.

Results of Operations

The following is a discussion of our results of operations for the years ended December 31, 2024 and 2023. For a discussion of the year ended December 31, 2023 versus 2022, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" in our Form 10-K for the year ended December 31, 2023.

(Dollars in thousands)		Year Ended December 31,			2024 vs. 2023	2023 vs. 2022
		2024	2023	2022		
Revenues	$	878,039	$ 648,652	$ 631,507	35 %	3 %
Expenses						
Compensation and benefits		525,941	426,572	391,333	23 %	9 %
Equity-based compensation		258,296	182,375	154,158	42 %	18 %
Total compensation and benefits		784,237	608,947	545,491	29 %	12 %
Non-compensation expenses		172,334	154,805	133,749	11 %	16 %
Total operating expenses		956,571	763,752	679,240	25 %	12 %
Operating income (loss)		(78,532)	(115,100)	(47,733)	32 %	(141)%
Non-operating income (expenses)						
Related party income		—	932	2,805	(100)%	(67)%
Other income (expense)		10,277	1,348	7,702	662 %	(82)%
Change in fair value of warrant liabilities		—	—	15,806	— %	(100)%
Total non-operating income (expenses)		10,277	2,280	26,313	351 %	(91)%
Income (loss) before income taxes		(68,255)	(112,820)	(21,420)	40 %	(427)%
Income tax expense (benefit)		21,089	(980)	10,327	NM	NM
Net income (loss)	$	(89,344)	$ (111,840)	$ (31,747)	20 %	(252)%
Less: Net income (loss) attributable to non-controlling interests		(24,616)	(94,617)	(49,625)	74 %	(91)%
Net income (loss) attributable to Perella Weinberg Partners	$	(64,728)	$ (17,223)	$ 17,878	(276)%	NM

NM = Not meaningful

Revenues

The following table provides revenue statistics for the years ended December 31, 2024, 2023, and 2022:

| | **Year Ended December 31,** | | | | |
	2024	**2023**	**2022**	**2024 vs. 2023**	**2023 vs. 2022**
Total Advisory Clients	221	202	200	19	2
Total Clients with Fees Greater than $1.0 million	141	123	127	18	(4)

Revenues were $878.0 million for the year ended December 31, 2024 as compared with $648.7 million for the year ended December 31, 2023, representing an increase of 35%. The increase was attributable to increased mergers and acquisition and financing and capital solutions activity, driven by larger transactions in size and number across the business.

Compensation and Benefits Expenses

For the year ended December 31, 2024, total compensation and benefits expenses were $784.2 million, an increase of 29% compared with $608.9 million for the year ended December 31, 2023. The increase in total compensation and benefits expenses was primarily the result of a higher bonus accrual in the current year period due to a higher revenue base, despite a lower compensation margin. The increase was also driven by higher equity-based compensation expense from the phase-in of our annual incentive award grants, as well as the Vesting Acceleration, which resulted in $144.2 million of equity-based compensation expense for the Professional Partners Awards in the current year period as compared to $68.5 million in the prior year period for the same awards. The increase in total compensation and benefits was partially offset by higher costs incurred in the prior year related to headcount reductions associated with a business realignment.

Non-Compensation Expenses

For the year ended December 31, 2024, total non-compensation expenses were $172.3 million, an increase of 11% compared with $154.8 million for the year ended December 31, 2023. The increase in non-compensation expenses was primarily the result of an increase in professional fees, including consulting fees tied to revenue contribution, bad debt write-offs, and higher depreciation expense due to new assets being placed in service subsequent to the second quarter of 2023 related to the renovation of the New York office space and relocation of the London office space. These increases were partially offset by reduced rent and occupancy costs.

Non-Operating Income (Expenses)

For the year ended December 31, 2024, non-operating income was $10.3 million compared with non-operating income of $2.3 million for the year ended December 31, 2023. In the current period, non-operating income primarily included interest income, which increased from the prior year due to higher interest rates and larger interest-bearing cash balances, and a net gain from foreign exchange rate fluctuations, compared to a net loss in the prior year. For both periods, foreign exchange rate fluctuations largely related to U.S. dollar-denominated cash and intercompany balances held by our foreign subsidiaries, including the settlement of such balances. The year ended December 31, 2023 also included a non-operating loss on investment that did not recur in the current year.

Income Tax Expense (Benefit)

The Company's income tax expense and effective tax rate were $21.1 million and (30.9)%, respectively, for the year ended December 31, 2024 compared to an income tax benefit and an effective tax rate of $1.0 million and 0.9%, respectively, for the year ended December 31, 2023. The change in the effective tax rate was primarily due to the relative size of our permanent differences in relation to the pre-tax loss in the respective periods, the Vesting Acceleration, and the recognition of tax benefits associated with the appreciation in our share price upon vesting of RSUs above the original grant price during the year ended December 31, 2024.

Liquidity and Capital Resources

General

We regularly monitor our liquidity position, including cash and cash equivalents, working capital assets and liabilities, commitments and other liquidity requirements. Our primary sources of liquidity are generally our cash and cash equivalent balances, investments in short-term marketable debt securities, the net cash generated from operations, and the available borrowing capacity under our Revolving Credit Facility. Our primary cash needs are for working capital, operating expenses (including cash compensation for our employees), repurchasing shares of the Company's Class A common stock, withholding tax payments for vested incentive compensation awards, including restricted stock units and performance stock units (the "PWP Incentive Plan Awards"), cash-settled exchanges of PWP OpCo Units, income taxes, dividends and distributions, capital expenditures, making payments pursuant to the tax receivable agreement, commitments, and strategic investments. We generally pay a significant portion of our annual cash incentive compensation during the first quarter of each calendar year with respect to the prior year's results. Therefore, levels of cash and cash equivalents and/or investments in short-term marketable debt securities generally decline during the first quarter and build over the remainder of the year.

Our current assets are primarily composed of cash and cash equivalents, investments in short-term marketable debt securities, receivables related to fees earned from providing advisory services, certain prepaid expenses and certain amounts due from related parties. Our current liabilities are primarily composed of accrued employee compensation, accounts payable and other accrued expenses. Cash and cash equivalents include cash held at banks, including interest-bearing money market accounts, and short-term highly liquid investments that have original maturities of three months or less from the date of purchase. We had cash balances of $331.6 million and $247.2 million as of December 31, 2024 and 2023, respectively, and cash equivalents of $20.2 million as of December 31, 2024, which included investments in U.S. Treasury securities. As of December 31, 2023, we held no cash equivalents. Additionally, as of December 31, 2024 and 2023, we held U.S. Treasury securities of $75.8 million and $91.2 million, respectively, which are classified as Investments in short-term marketable debt securities within the consolidated financial statements.

Our liquidity is highly dependent upon cash receipts from clients, which generally require the successful completion of transactions. Accounts receivable typically have net terms of 30 days. Accounts receivable, net of allowance for credit losses, were $73.3 million and $47.8 million as of December 31, 2024 and 2023, respectively.

We have a Revolving Credit Facility with Cadence Bank with an available line of credit of $50.0 million. Additionally, up to $20.0 million of incremental revolving commitments above the $50.0 million commitment amount may be incurred under the Credit Agreement. As of December 31, 2024 and 2023, we had no outstanding balance related to the Revolving Credit Facility and no incremental revolving commitments were incurred. For further information on the Revolving Credit Facility, refer to Note 9—Debt in the notes to consolidated financial statements included elsewhere in this Form 10-K.

On March 1, 2024, we issued and sold 5,750,000 shares of Class A common stock at a price of $12.00 per share for net proceeds of $66.0 million after deducting underwriting discounts and offering costs.

During the second quarter of 2024, we paid or accrued a combined $86.6 million in settlement of certain Professional Partners Awards in connection with the Vesting Acceleration. Refer to Note 11—Equity-Based Compensation in the notes to the consolidated financial statements for further information regarding the Vesting Acceleration. Also during the year ended December 31, 2024, we elected to settle exchanges of certain PWP OpCo Units and corresponding shares of Class B common stock for $63.4 million in cash.

During the year ended December 31, 2024, we made $70.4 million of withholding tax payments for vested PWP Incentive Plan Awards. Withholding tax payments for vested equity-classified Professional Partners Awards are included in the above-disclosed amount paid or accrued in settlement of certain Professional Partners Awards in connection with the Vesting Acceleration.

Based on current market conditions, we believe that our cash on hand, cash equivalents, investments in short-term marketable debt securities, net cash generated from operations, and the available borrowing capacity under our Revolving Credit Facility will be sufficient to meet our operating needs and commitments for the next twelve months; however, if these sources of liquidity are not sufficient, we may seek additional debt or equity financing.

Cash Flows

A summary of our operating, investing and financing cash flows is as follows:

	Year Ended December 31,		
(Dollars in thousands)	**2024**	**2023**	**2022**
Cash Provided By (Used In)			
Operating Activities			
Net income (loss)	$ (89,344)	$ (111,840)	$ (31,747)
Non-cash charges and other operating activity adjustments	224,073	213,224	162,414
Other operating activities	88,630	44,499	(148,440)
Total operating activities	223,359	145,883	(17,773)
Investing Activities	(98)	(5,818)	(166,231)
Financing Activities	(137,252)	(67,018)	(136,768)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,340)	2,889	(9,837)
Net increase (decrease) in cash, cash equivalents and restricted cash	82,669	75,936	(330,609)
Cash, cash equivalents and restricted cash, beginning of period	250,102	174,166	504,775
Cash, cash equivalents and restricted cash, end of period	$ 332,771	$ 250,102	$ 174,166

Year Ended December 31, 2024

Operating activities resulted in a net cash inflow of $223.4 million primarily attributable to cash collections from clients, net of cash operating expense outflows, including the settlement of liability-classified Professional Partners Awards during the second quarter and discretionary bonuses paid during the first quarter of 2024 with respect to prior year compensation expense.

Investing activities resulted in a net cash outflow of $0.1 million attributable to the purchase of investments in U.S. Treasury securities and payments for additional investments and capital expenditures related to office space renovations, which was almost fully offset by a cash inflow from the maturation of investments in U.S. Treasury securities.

Financing activities resulted in a net cash outflow of $137.3 million primarily due to withholding tax payments for vested PWP Incentive Plan Awards and equity-classified Professional Partners Awards, the cash settlement of exchanges of PWP OpCo Units, share repurchases, dividend payments, and distributions to partners, all of which was partially offset by the issuance of 5,750,000 shares of Class A common stock for net proceeds of $66.0 million.

Year Ended December 31, 2023

Operating activities resulted in a net cash inflow of $145.9 million primarily attributable to cash collected from clients, net of cash operating expense outflows, including discretionary bonuses paid during the first quarter of 2023 with respect to prior year compensation expense.

Investing activities resulted in a net cash outflow of $5.8 million largely attributable to the purchase of investments in U.S. Treasury securities and the purchase of leasehold improvement fixed assets associated with the renovation of the New York office space and relocation of the London office space, partially offset by a cash inflow from the maturation of investments in U.S. Treasury securities.

Financing activities resulted in a net cash outflow of $67.0 million primarily related to withholding tax payments for vested PWP Incentive Plan Awards, the repurchase of shares pursuant to the stock repurchase program, dividend payments, and distributions to partners.

For a discussion of the year ended December 31, 2022, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Cash Flows" in our Form 10-K for the year ended December 31, 2023.

Share Repurchase Program

Our board of directors approved a stock repurchase program under which we are authorized to repurchase up to $200.0 million of our Class A common stock with no requirement to purchase any minimum number of shares. During the year ended December 31, 2024, we repurchased 1,000,000 founder shares at a purchase price of $15.00 per share. As of December 31, 2024, $93.8 million remains of the $200.0 million authorized for share repurchases.

Exchange Rights

In accordance with the limited partnership agreement of PWP OpCo, holders of PWP OpCo Units (other than the Company) may exchange these units for (i) shares of Class A common stock on a one-for-one basis or (ii) cash from an offering of shares of Class A common stock and (iii) subsequent to the Merger, cash from any other source. Whether future exchanges are settled in cash or shares of Class A common stock is at our discretion and will depend on our liquidity and capital resources, market conditions, the timing and concentration of exchange elections and other factors. See Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests in the notes to consolidated financial statements included elsewhere in the Form 10-K for further information.

Regulatory Capital

We actively monitor our regulatory capital base. Our principal subsidiaries are subject to regulatory requirements in their respective jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that we comply with certain minimum capital requirements, record-keeping, reporting procedures, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements may restrict the flow of funds to and from affiliates. Refer to Note 6—Regulatory Requirements in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information. These regulations differ in the United States, United Kingdom, Canada, France and other countries in which we operate a registered broker-dealer or regionally similar construct. The license or regulatory framework under which we operate in each such country is meant to comply with applicable laws and regulations to conduct an advisory business. We believe that we provide each of our subsidiaries with sufficient capital and liquidity, consistent with their business and regulatory requirements to effectively operate in each jurisdiction.

Tax Receivable Agreement

As of December 31, 2024, we had an amount due of $65.5 million pursuant to the tax receivable agreement, which represents management's best estimate of the amounts currently expected to be owed in connection with the tax receivable agreement for the Business Combination and subsequent exchanges made to date. See Note 15—Related Party Transactions in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information as well as the expected timing of payments.

Leases

We have various non-cancelable operating leases for our office space and certain equipment. As of December 31, 2024, we had $187.3 million of operating lease liabilities. See Note 4—Leases in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information as well as the expected timing of payments.

Market Risk and Credit Risk

Our business is not capital-intensive and we do not invest in derivative instruments. We are not subject to significant market risk (including interest rate risk and commodity price risk) or significant credit risk.

Risks Related to Cash and Cash Equivalents

Our cash and cash equivalents include any short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. Cash is maintained in U.S. and non-U.S. bank accounts. Most account balances exceed U.S. Federal Deposit Insurance Corporation (FDIC) coverage limits or the coverage limits of the relevant foreign deposit insurance system, as applicable. We believe our cash and cash equivalents are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.

Credit Risk

We regularly review our accounts receivable and allowance for credit losses by considering factors such as historical experience, credit quality, age of the accounts receivable, and the current economic conditions that may affect a client's ability to pay such amounts owed to us. We maintain an allowance for credit losses that, in our opinion, provides for an adequate reserve to cover current expected credit losses. Refer to Note 2—Summary of Significant Accounting Policies in the notes to consolidated financial statements included elsewhere in this Form 10-K for further information.

When we invest our excess cash, we manage our credit risk exposure by holding investments primarily with investment grade credit quality. As of December 31, 2024, the Company held investments of $96.0 million in U.S. Treasury securities with maturities of less than 12 months. Of this amount, $20.2 million is presented in Cash and cash equivalents and $75.8 million is presented in Investments in short-term marketable debt securities on the Consolidated Statements of Financial Condition.

Exchange Rate Risk

We are exposed to exchange rate risk as a result of having foreign subsidiaries with non-U.S. dollar functional currencies as well as from entering into transactions and holding monetary assets and liabilities that are not denominated in the functional currency of its operating subsidiaries. Specifically, the reported amounts in our consolidated financial statements may be affected by movements in the rate of exchange between the pound sterling, euro, and Canadian dollar and our reporting currency, the U.S. dollar. For the years ended December 31, 2024 and 2023, the net impact of non-functional currency-related transaction gains and losses recorded in Other income (expense) on our Consolidated Statements of Operations was a $1.3 million gain and a $3.3 million loss, respectively, primarily related to U.S. dollar-denominated cash and intercompany receivables held by our foreign subsidiaries as the strength of the U.S. dollar fluctuated. For the years ended December 31, 2024 and 2023, the net impact from the fluctuation of foreign currencies recorded in Foreign currency translation gain (loss) on our Consolidated Statements of Comprehensive Income (Loss) was a $2.5 million loss and a $4.1 million gain, respectively. We have not entered into any transactions to hedge our exposure to these foreign currency fluctuations using derivative instruments or other methods but may do so if we deem appropriate in the future. As of December 31, 2024, we held cash balances of $37.7 million in non-U.S. dollar currencies, composed of pound sterling, euros, and Canadian dollars.

Critical Accounting Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. The following are our critical accounting estimates and judgments used in the preparation of our consolidated financial statements. We believe that these critical accounting estimates represent those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgment. Due to their subjectivity, actual results could differ from those estimates. Estimates and the assumptions underlying these estimates are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Revenue Recognition

The services provided under contracts with clients include transaction-related advisory services, fairness opinion services, research, and underwriting services. The fee structures for the Company's transaction-related advisory services often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company's influence, such as third-party negotiations, regulatory approval, court approval, and shareholder votes. Accordingly, a large portion of the fees associated with these services is constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period, the determination of which may require significant judgment, especially when assessed near the end of a reporting period, and/or involve material amounts. Due to this constraint, a significant portion of revenue recognized for advisory services in any given period often relates to services performed in prior periods.

The Company records deferred revenue when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g., when announcement fees are received but additional services are expected to be provided between transaction announcement and transaction close). In these cases, the deferred amount is often based on an estimate of the services remaining to be completed, if any. The determination of when and to what extent to subsequently recognize deferred variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone.

Certain fixed fees specified in the Company's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed. Estimating contract terms may require significant judgment and often change over the course of an engagement.

Income Taxes

We regularly assess the likelihood that we will be able to recover our deferred tax assets. We believe that we will ultimately recover the deferred tax assets recorded on our Consolidated Statements of Financial Condition. However, should there be a change in the likelihood of our ability to recover our deferred tax assets, our tax provision would increase with the recording of a valuation allowance in the period in which we determined that the recovery is not likely. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including projected future taxable income. In projecting future taxable income, we begin with historical results and incorporate certain assumptions, including revenue growth and operating margin. The assumptions about future taxable income require the use of significant judgment and are consistent with the plans and estimates we are using to manage the underlying business.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations. We record unrecognized tax benefits based on whether it is more-likely-than-not that uncertain tax positions will be sustained on the basis of the technical merits of the position. If it is determined an uncertain tax position is more-likely-than-not to be sustained, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes.

Refer to Note 8—Income Taxes in the notes to the consolidated financial statements.

Equity Compensation

A portion of the PWP Incentive Plan Awards granted to certain employees vest upon the occurrence of both service and market conditions being achieved. Compensation expense is recognized for these equity-based awards over the requisite vesting period in an amount equal to the fair value of the awards at the grant date, provided the requisite service period is completed, irrespective of whether the market condition is satisfied. The effect of the market condition is reflected in the grant date fair value of the award. The Company utilized a Monte-Carlo simulation valuation model to determine the grant date fair value which required significant judgment for various inputs including the risk-free interest rate, dividend yield and the volatility factor.

Refer to Note 11—Equity-Based Compensation in the notes to the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk are set forth above in "*Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk and Credit Risk.*"

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 42) 41

Consolidated Statements of Financial Condition as of December 31, 2024 and 2023 44

Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023, and 2022 45

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2024, 2023, and 2022 46

Consolidated Statements of Changes in Equity and Redeemable Non-Controlling Interests for the Years Ended December 31, 2024, 2023, and 2022 47

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023, and 2022 49

Notes to Consolidated Financial Statements 51

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Perella Weinberg Partners

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Perella Weinberg Partners (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity and redeemable non-controlling interests and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Transaction-related Advisory Service Revenue

Description of the Matter For the year ended December 31, 2024, the Company's revenues totaled $878.0 million, a portion of which resulted from transaction-related advisory services. As explained in Note 2 to the consolidated financial statements, the Company provides transaction-related advisory services to its clients to assist with corporate finance activities that include, but are not limited to, mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. The Company recognizes revenue from transaction-related advisory services when or as its performance obligations are fulfilled. The recognition of transaction-related advisory services is often constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period. The determination of when and to what extent to recognize transaction-related advisory service revenues may require judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone.

Auditing transaction-related advisory services revenue involved significant effort and was especially challenging due to the judgment involved to assess whether (1) all services have been provided, specified conditions have been met and/or certain milestones have been achieved and (2) it is probable a significant revenue reversal will not occur in a future period.

How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over transaction-related advisory services revenue. This included, among others, testing management's controls over the assessment of the fulfillment of its performance obligations and the evaluation of the revenue constraint for transactions that closed subsequent to the reporting period.

To test the Company's transaction-related advisory service revenue, our procedures included, among others, testing a sample of revenue transactions, including transactions occurring near the end of the reporting period to evaluate management's assessment that it had met the conditions for revenue recognition. We made inquiries of management relating to their assessment of the satisfaction of performance obligations pursuant to the terms of the engagement letter and the probability of a significant revenue reversal in the future. We obtained and read the engagement letters and identified the services to be provided and the compensation to be received. We inspected relevant documentation such as transaction close documents, press releases, court approvals, executed agreements and correspondence between third parties and the Company.

Internal Reorganization Accounting and Reporting

Description of the Matter On April 1, 2024, as part of an internal reorganization, PWP AdCo Professionals LP ("AdCo Professionals") merged with and into PWP Holdings LP ("PWP OpCo") (the "Merger"). As a result of the Merger, (i) the partnership units of AdCo Professionals were converted into an equivalent number of partnership units of PWP OpCo, (ii) the net assets of AdCo Professionals became the net assets of PWP OpCo and (iii) PWP OpCo adopted an amended and restated limited partnership agreement that permits the Company to settle quarterly exchanges in cash or shares at the Company's discretion. As disclosed in notes 1 and 11 to the consolidated financial statements, at the time of the Merger, the Company entered into vesting acceleration agreements with certain holders of AdCo Professionals partnership units which accelerated the vesting. The Merger and accelerated vesting resulted in certain of these partnership unit awards being modified from equity-classified to liability-classified awards with changes in fair value generally recorded as incremental equity-based compensation expense through the date of vesting. For the year ended December 31, 2024, the Company recorded $130.3 million of equity-based compensation expense related to the acceleration of these partnership unit awards. Of that amount, $69.5 million was related to liability-classified awards. In addition, as disclosed in Note 10 to the consolidated financial statements as a result of the Merger, the Non-controlling interests on the Company's Consolidated Statements of Financial Condition were reclassified to Redeemable non-controlling interests within temporary equity. Further, subsequent to the Merger, the Company began allocating the remaining expense associated with these partnership unit awards between Perella Weinberg Partners and Non-controlling interests in proportion to their ownership interests of PWP OpCo, which is consistent with the allocation of the other profit and loss activity.

Auditing the internal reorganization was especially challenging because of the complexity of the transaction and the related accounting guidance and reporting considerations.

How We Addressed the Matter in Our Audit We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls related to the internal reorganization. This included, among others, testing management's controls over the evaluation and application of accounting and reporting guidance in recording and reporting the financial statement impacts of the internal reorganization.

To test the Company's evaluation of and accounting and reporting for the internal reorganization, our procedures included, among others, obtaining and reading the amended and restated PWP OpCo limited partnership agreement, vesting acceleration agreements and other relevant documents, assessing settlement and acceleration provisions, considering management's conclusions regarding the accounting and reporting, and evaluating the Company's financial statement presentation and disclosures, including equity-based compensation expense and non-controlling interest classification and measurement.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2007.
New York, New York
February 27, 2025

Perella Weinberg Partners
Consolidated Statements of Financial Condition
(Dollars in Thousands, Except Per Share Amounts)

		December 31,		
		2024		**2023**
Assets				
Cash and cash equivalents	$	331,558	$	247,171
Restricted cash		1,213		2,931
Investments in short-term marketable debt securities		75,830		91,174
Accounts receivable, net of allowance		73,293		47,771
Due from related parties		1,146		3,575
Fixed assets, net of accumulated depreciation and amortization		84,886		93,652
Intangible assets, net of accumulated amortization		12,612		19,192
Goodwill		34,383		34,383
Prepaid expenses and other assets		29,224		30,871
Right-of-use lease assets		139,637		143,935
Deferred tax asset, net		92,969		46,453
Total assets	$	876,751	$	761,108
Liabilities, Redeemable Non-Controlling Interests, and Equity				
Accrued compensation and benefits	$	325,225	$	233,927
Accounts payable, accrued expenses and other liabilities		68,919		52,106
Lease liabilities		187,349		175,901
Amount due pursuant to tax receivable agreement		65,493		30,928
Total liabilities		646,986		492,862
Commitments and Contingencies (Note 16)				
Redeemable non-controlling interests, 27,460,600 units at redemption value of $23.71 per unit as of December 31, 2024		651,140		—
Equity				
Class A common stock, par value $0.0001 per share (1,500,000,000 shares authorized, 72,544,696 issued and 59,181,721 outstanding at December 31, 2024; 1,500,000,000 shares authorized, 57,361,073 issued and 44,642,849 outstanding at December 31, 2023)		7		6
Class B common stock, par value $0.0001 per share (600,000,000 shares authorized, 27,460,600 issued and outstanding at December 31, 2024; 600,000,000 shares authorized, 41,589,339 issued and outstanding at December 31, 2023)		3		4
Preferred stock, par value $0.0001 per share (100,000,000 shares authorized, no shares issued and outstanding at December 31, 2024 and December 31, 2023)		—		—
Additional paid-in-capital		—		312,523
Retained earnings (accumulated deficit)		(303,708)		(54,650)
Accumulated other comprehensive income (loss)		(6,193)		(4,480)
Treasury stock, at cost (13,362,975 and 12,718,224 shares of Class A common stock at December 31, 2024 and December 31, 2023, respectively)		(111,484)		(100,747)
Total Perella Weinberg Partners equity		(421,375)		152,656
Non-controlling interests		—		115,590
Total equity		(421,375)		268,246
Total liabilities, redeemable non-controlling interests, and equity	$	876,751	$	761,108

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Operations
(Dollars in Thousands, Except Per Share Amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenues	$	878,039	$	648,652	$	631,507
Expenses						
Compensation and benefits		525,941		426,572		391,333
Equity-based compensation		258,296		182,375		154,158
Total compensation and benefits		784,237		608,947		545,491
Professional fees		49,262		39,640		34,824
Technology and infrastructure		35,721		34,462		30,084
Rent and occupancy		24,325		26,891		24,898
Travel and related expenses		19,823		19,030		13,034
General, administrative and other expenses		22,824		20,103		20,215
Depreciation and amortization		20,379		14,679		10,694
Total expenses		956,571		763,752		679,240
Operating income (loss)		(78,532)		(115,100)		(47,733)
Non-operating income (expenses)						
Related party income		—		932		2,805
Other income (expense)		10,277		1,348		7,702
Change in fair value of warrant liabilities		—		—		15,806
Total non-operating income (expenses)		10,277		2,280		26,313
Income (loss) before income taxes		(68,255)		(112,820)		(21,420)
Income tax expense (benefit)		21,089		(980)		10,327
Net income (loss)		(89,344)		(111,840)		(31,747)
Less: Net income (loss) attributable to non-controlling interests		(24,616)		(94,617)		(49,625)
Net income (loss) attributable to Perella Weinberg Partners	$	(64,728)	$	(17,223)	$	17,878
Net income (loss) per share attributable to Class A common shareholders						
Basic	$	(1.22)	$	(0.40)	$	0.41
Diluted	$	(1.22)	$	(1.33)	$	(0.46)
Weighted-average shares of Class A common stock outstanding						
Basic		53,187,995		43,273,939		43,837,640
Diluted		53,187,995		86,779,052		89,755,632

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Comprehensive Income (Loss)
(Dollars in Thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ (89,344)	$ (111,840)	$ (31,747)
Foreign currency translation gain (loss), net of tax	(2,534)	4,131	(9,682)
Comprehensive income (loss)	(91,878)	(107,709)	(41,429)
Less: Comprehensive income (loss) attributable to non-controlling interests	(25,437)	(92,544)	(54,515)
Comprehensive income (loss) attributable to Perella Weinberg Partners	$ (66,441)	$ (15,165)	$ 13,086

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Changes in Equity and Redeemable Non-Controlling Interests
(Dollars in Thousands, Except Per Share Amounts)

	Shares — Class A Common Stock	Shares — Class B Common Stock	Shares — Treasury Stock	Class A Common Stock	Class B Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total Equity	Redeemable Non-Controlling Interests
Balance at December 31, 2021	43,649,319	50,154,199	(1,000,000)	$ 4	$ 5	$ (12,000)	$ 158,131	$ (18,075)	$ (1,746)	$ 145,033	$ 271,352	$ —
Net income (loss)	—	—	—	—	—	—	—	17,878	—	(49,625)	(31,747)	—
Equity-based awards	—	—	—	—	—	—	81,804	—	—	74,616	156,420	—
Distributions to partners	—	—	—	—	—	—	—	—	—	(44,455)	(44,455)	—
Issuance of Class A common stock for vested PWP Incentive Plan Awards	1,426,073	—	51,730	—	—	620	(620)	—	—	—	—	—
Withholding tax payments on vested PWP Incentive Plan Awards	—	—	—	—	—	—	(9,703)	—	—	—	(9,703)	—
Dividends declared ($0.28 per share of Class A common stock)	—	—	—	—	—	—	522	(17,874)	—	—	(17,352)	—
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	(4,792)	(4,890)	(9,682)	—
Other	—	—	—	—	—	—	702	—	—	1,233	1,935	—
Issuance of Class A common stock and exchange of PWP OpCo Units with corresponding Class B common stock for cash using 2022 Offering proceeds (Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests)	3,502,033	(3,498,534)	—	1	—	—	(538)	—	—	—	(537)	—
Exchange of PWP OpCo Units and corresponding Class B common stock for Class A common stock (Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests)	2,093,874	(2,091,788)	—	—	(1)	—	598	—	—	—	597	—
Warrant exchange for Class A common stock	1,565,948	—	—	—	—	—	11,999	—	—	—	11,999	—
Treasury stock purchases	—	—	(9,544,016)	—	—	(68,687)	—	—	—	—	(68,687)	—
Change in ownership interests	—	—	—	—	—	—	(766)	—	—	766	—	—
Balance at December 31, 2022	52,237,247	44,563,877	(10,492,286)	$ 5	$ 4	$ (80,067)	$ 242,129	$ (18,071)	$ (6,538)	$ 122,678	$ 260,140	$ —
Net income (loss)	—	—	—	—	—	—	—	(17,224)	—	(94,616)	(111,840)	—
Equity-based awards	—	—	—	—	—	—	106,248	—	—	78,216	184,464	—
Distributions to partners	—	—	—	—	—	—	—	—	—	(14,169)	(14,169)	—
Issuance of Class A common stock for vested PWP Incentive Plan Awards	2,146,320	—	150,745	1	—	1,809	(1,711)	(98)	—	—	1	—
Withholding tax payments on vested PWP Incentive Plan Awards	—	—	—	—	—	—	(16,743)	—	—	—	(16,743)	—
Dividends declared ($0.28 per share of Class A common stock)							542	(19,257)	—	—	(18,715)	—

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Changes in Equity and Redeemable Non-Controlling Interests – Continued
(Dollars in Thousands)

Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	2,058	2,073	4,131	—
Other	—	—	—	—	—	—	1,242	—	—	740	1,982	—
Exchange of PWP OpCo Units and corresponding Class B common stock for Class A common stock (Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests)	2,977,506	(2,974,538)	—	—	—	—	1,484	—	—	—	1,484	—
Treasury stock purchase	—	—	(2,376,683)	—	—	(22,489)	—	—	—	—	(22,489)	—
Change in ownership interests	—	—	—	—	—	—	(20,668)	—	—	20,668	—	—
Balance at December 31, 2023	57,361,073	41,589,339	(12,718,224	$ 6	$ 4	$(100,747)	$ 312,523	$ (54,650)	$ (4,480)	$ 115,590	$ 268,246	$ —
Net income (loss)	—	—	—	—	—	—	—	(64,728)	—	(34,156)	(98,884)	9,540
Effect of the Merger and related transactions	—	(6,149,211)	—	—	(1)	—	64	—	—	(109,737)	(109,674)	97,496
Reclassification of liability-classified equity-based awards	—	—	—	—	—	—	—	—	—	—	—	6,704
Equity-based awards	—	—	—	—	—	—	115,558	—	—	13,942	129,500	60,794
Distributions to partners	—	—	—	—	—	—	—	—	—	(2,867)	(2,867)	(19,638)
Issuance of Class A common stock for vested PWP Incentive Plan Awards	4,654,302	—	355,249	—	—	4,263	(3,947)	(316)	—	—	—	—
Withholding tax payments on vested PWP Incentive Plan Awards and equity-classified ACUs	—	—	—	—	—	—	(70,367)	—	—	—	(70,367)	(12,534)
Dividends declared ($0.28 per share of Class A common stock)	—	—	—	—	—	—	514	(22,415)	—	—	(21,901)	—
Foreign currency translation gain (loss)	—	—	—	—	—	—	—	—	(1,713)	(556)	(2,269)	(265)
Other	—	—	—	—	—	—	2,498	—	—	(11)	2,487	328
Issuance of Class A common stock in public offering (Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests)	5,750,000	—	—	1	—	—	65,986	—	—	—	65,987	—
Exchange of PWP OpCo Units and corresponding Class B common stock for cash (Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests)	—	(3,204,979)	—	—	—	—	(66)	—	—	(7,373)	(7,439)	(57,105)
Exchange of PWP OpCo Units and corresponding Class B common stock for Class A common stock (Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests)	4,779,321	(4,774,549)	—	—	—	—	6,626	—	—	—	6,626	—
Treasury stock purchase	—	—	(1,000,000)	—	—	(15,000)	—	—	—	—	(15,000)	—
Change in ownership interests	—	—	—	—	—	—	(2,816)	—	—	25,168	22,352	(22,352)
Changes in redemption value of redeemable non-controlling interests	—	—	—	—	—	—	(426,573)	(161,599)	—	—	(588,172)	588,172
Balance at December 31, 2024	72,544,696	27,460,600	(13,362,975	$ 7	$ 3	$(111,484)	$ —	$ (303,708)	$ (6,193)	$ —	$ (421,375)	$ 651,140

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income (loss)	$ (89,344)	$ (111,840)	$ (31,747)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Equity-based awards vesting expense	188,869	184,464	156,420
Depreciation and amortization	20,379	14,679	10,694
Change in fair value of warrant liabilities	—	—	(15,806)
Foreign currency revaluation	575	2,450	(4,692)
Non-cash operating lease expense	10,265	12,879	15,948
Deferred taxes	(2,456)	(2,074)	(2,743)
Bad debt expense	5,747	2,313	2,158
Other	694	(1,487)	435
Decrease (increase) in operating assets:			
Accounts receivable, net of allowance	(32,846)	18,798	(24,339)
Due from related parties	338	(213)	864
Prepaid expenses and other assets	1,212	4,336	(14,440)
Increase (decrease) in operating liabilities:			
Accrued compensation and benefits	93,392	15,906	(97,135)
Accounts payable, accrued expenses and other liabilities	20,955	(1,378)	(5,805)
Lease liabilities	5,579	7,050	(7,585)
Net cash provided by (used in) operating activities:	223,359	145,883	(17,773)
Cash flows from investing activities			
Purchases of fixed assets	(16,375)	(57,598)	(26,560)
Purchases of investments in short-term marketable debt securities	(74,911)	(89,259)	(139,171)
Maturities of investments in short-term marketable debt securities	91,188	140,551	—
Other	—	488	(500)
Net cash provided by (used in) investing activities	(98)	(5,818)	(166,231)
Cash flows from financing activities			
Proceeds from issuance of Class A common stock in public offering, net of underwriting discount and offering costs	65,986	—	35,208
Exchange of PWP OpCo Units and corresponding Class B common stock for cash	(63,376)	—	(36,526)
Distributions to partners	(18,272)	(14,169)	(44,455)
Dividends paid on Class A and Class B common stock	(20,280)	(13,145)	(12,840)
Withholding tax payments for vested PWP Incentive Plan Awards and equity-classified ACUs	(82,901)	(16,743)	(9,703)
Treasury stock purchases	(15,000)	(22,489)	(68,452)
Payments pursuant to tax receivable agreement	(1,126)	(472)	—
Other	(2,283)	—	—
Net cash provided by (used in) financing activities	(137,252)	(67,018)	(136,768)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,340)	2,889	(9,837)
Net increase (decrease) in cash, cash equivalents and restricted cash	82,669	75,936	(330,609)
Cash, cash equivalents and restricted cash, beginning of period	250,102	174,166	504,775
Cash, cash equivalents and restricted cash, end of period	$ 332,771	$ 250,102	$ 174,166

The accompanying notes are an integral part of these consolidated financial statements.

Perella Weinberg Partners
Consolidated Statements of Cash Flows – Continued
(Dollars in Thousands)

	Year Ended December 31,					
		2024		**2023**		**2022**
Supplemental disclosures of non-cash activities						
Lease liabilities arising from obtaining right-of-use lease assets	$	6,707	$	2,278	$	131,232
Accrued distributions to partners	$	4,233	$	—	$	—
Accrued capital expenditures	$	865	$	11,319	$	16,395
Accrued dividend equivalents and dividend equivalent units on unvested PWP Incentive Plan Awards	$	6,796	$	7,278	$	5,711
Non-cash paydown of Partner promissory notes	$	3,944	$	1,547	$	2,567
Deferred tax effect resulting from changes in ownership and exchanges of PWP OpCo Units, net of amounts payable under tax receivable agreement	$	8,525	$	1,485	$	1,362
Accrued treasury stock purchases	$	—	$	—	$	235
Reclassification of liability-classified equity-based awards	$	6,704	$	—	$	—
Supplemental disclosures of cash flow information						
Cash paid for income taxes	$	10,283	$	4,568	$	25,995

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Organization and Nature of Business

Perella Weinberg Partners and its consolidated subsidiaries, including PWP Holdings LP ("PWP OpCo") (collectively, "PWP" and the "Company"), is a global independent advisory firm that provides strategic and financial advice to a wide range of clients. The Company's activities constitute a single business segment that provides a range of advisory services, including advice related to strategic and financial decisions, mergers and acquisitions ("M&A") execution, shareholder engagement advisory, financing and capital solutions advice with a focus on restructuring and liability management, capital markets advisory, and private capital placement, as well as specialized underwriting and research services primarily for the energy and related industries.

On June 24, 2021, the Company consummated a business combination pursuant to a Business Combination Agreement that resulted in PWP OpCo becoming jointly-owned by Perella Weinberg Partners, PWP Professional Partners LP (together with its successors (including pursuant to the Division and Merger (each as defined below)) and assigns, as applicable, "Professional Partners") and certain existing partners of PWP OpCo as part of an umbrella limited partnership C-corporation (Up-C) structure (the "Business Combination").

On December 31, 2023, as part of an internal reorganization, Professional Partners was divided into three partnerships pursuant to a plan of division (the "Division"), which, among other things, provided that (i) all of its limited partnership interests in PWP OpCo were allocated to one of the divided partnerships, PWP AdCo Professionals LP ("AdCo Professionals"), (ii) all of its shares of Class B-1 common stock of the Company were allocated to another divided partnership, PWP VoteCo Professionals LP ("VoteCo Professionals") and (iii) PWP Professional Partners LP changed its name to PWP AmCo Professionals LP.

On April 1, 2024, as part of this internal reorganization, AdCo Professionals merged with and into PWP OpCo (the "Merger"). At the time of the Merger, (i) the original capital units ("OCUs"), value capital units ("VCUs"), and alignment capital units ("ACUs") of AdCo Professionals were converted into an equivalent number of newly created OCUs, VCUs and ACUs of PWP OpCo, (ii) the net assets of AdCo Professionals became the net assets of PWP OpCo and (iii) PWP OpCo adopted an amended and restated limited partnership agreement (the "PWP OpCo LPA") that permits the Company to settle quarterly exchanges in cash or shares at the Company's discretion. The principal purpose of the internal reorganization was to simplify the structure for the partners in Professional Partners with respect to their indirect interests in PWP OpCo. There was no consideration exchanged in connection with the Division or the Merger, and neither the Division nor the Merger affected the respective rights or economic interests of the Company, PWP GP LLC ("PWP GP"), or any limited partner with respect to PWP OpCo. Refer to Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests and Note 11—Equity-Based Compensation for additional information on the Merger and related transactions.

The operations of PWP OpCo are conducted through a wholly-owned subsidiary, Perella Weinberg Partners Group LP, and its subsidiaries which are consolidated in these financial statements. PWP GP is the general partner that controls PWP OpCo. The limited partner interests of PWP OpCo are held by the Company and certain current and former working partners. The Company shareholders are entitled to receive a portion of PWP OpCo's economics through their direct ownership interests in shares of Class A common stock of PWP. The non-controlling interest owners of PWP OpCo receive economics through ownership of PWP OpCo Class A partnership units ("PWP OpCo Units").

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and all intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements and related disclosures in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and the assumptions underlying these estimates are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

In preparing the consolidated financial statements, management makes certain estimates regarding the measurement of amounts due pursuant to the tax receivable agreement, measurement and timing of revenue recognition, assumptions used in the provision for income taxes, measurement of equity-based compensation, expected insurance reimbursements related to litigation costs, evaluation of goodwill and intangible assets, fair value measurement of financial instruments, and other matters that affect the reported amounts and disclosures of contingencies in the consolidated financial statements and notes thereto.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash held at banks, including interest-bearing money market accounts, and any highly liquid investments with original maturities of three months or less from the date of purchase. Cash account balances often exceed federally insured limits. Restricted cash represents cash that is not readily available for general purpose cash needs. As of December 31, 2024 and 2023, the Company had restricted cash of $1.2 million and $2.9 million, respectively, maintained as collateral for letters of credit related to certain office leases. As of December 31, 2024, the company held cash equivalents of $20.2 million, which included investments in U.S. Treasury securities with an original maturity from the date of purchase of three months or less. The Company held no cash equivalents as of December 31, 2023. The sum of Cash and cash equivalents and Restricted cash on the Consolidated Statements of Financial Condition corresponds to the total cash, cash equivalents, and restricted cash presented on the Consolidated Statements of Cash Flows.

Investments in Short-Term Marketable Debt Securities

The Company invests in short-term marketable debt securities to manage excess liquidity. In general, these investments are recorded on the Consolidated Statements of Financial Condition within Cash and cash equivalents for investments with an original maturity from the date of purchase of three months or less, and within Investments in short-term marketable debt securities for those with original maturities longer than three months but less than one year. As of December 31, 2024 and 2023, Investments in short-term marketable debt securities on the Consolidated Statements of Financial Condition consist solely of U.S. Treasury securities held by a consolidated broker-dealer subsidiary. The investments are carried at fair value as is required for broker-dealers.

Accounts Receivable, Net of Allowance

Accounts receivable are presented net of allowance for credit losses based on the Company's assessment of collectability. The Company regularly reviews its accounts receivable for collectability and an allowance is recognized for expected credit losses, if required. The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover estimated losses on accounts receivable. The Company determines the adequacy of the allowance by reviewing specific client receivables as well as estimating the probability of loss on total client receivables based on the Company's historical credit loss experience and taking into consideration current market conditions and supportable forecasts that affect the collectability of the reported amount. The Company updates its expected credit loss rates periodically and maintains a quarterly allowance review process to consider current factors that would require an adjustment to the credit loss allowance. Changes to expected credit losses during the period are included in General, administrative and other expenses on the Consolidated Statements of Operations. After concluding that a reserved accounts receivable is no longer collectible, the Company reduces both the gross receivable and the allowance for credit losses.

Fixed Assets

Fixed assets include furniture and fixtures, equipment, software development costs and leasehold improvements, which are all stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method over the estimated useful lives of the assets, including (i) five years for furniture, fixtures and equipment; (ii) the lesser of the estimated life of the improvement or the remaining term of the lease for leasehold improvements; and (iii) three years for software development costs. The Company evaluates fixed assets for impairment whenever events or changes in circumstances indicate that an asset's carrying value may not be fully recovered.

Goodwill and Intangible Assets

Goodwill is recorded for the excess of the fair value of consideration transferred over the fair value of identifiable net assets, including other intangibles, acquired at the time of an acquisition. Goodwill is periodically reviewed, and tested at least annually, for impairment, and when certain events or circumstances indicate impairment may exist. Goodwill is tested for impairment at the reporting unit level. A reporting unit is a component of an operating segment for which discrete financial information is available that is regularly reviewed by management. Intangible assets are derived from customer relationships, trade names and trademarks. Identifiable finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of ten years, reflecting the average time over which such intangible assets are expected to contribute to cash flow. The Company tests intangible assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Prepaid Expenses and Other Assets

Generally, prepaid expenses comprise the majority of Prepaid expenses and other assets on the Consolidated Statements of Financial Condition and represent upfront payments for various services, including subscriptions, cloud computing arrangements, software licenses and insurance, which are amortized over the related service period or policy term. Income tax receivables and expected insurance reimbursements related to litigation costs are other key components of Prepaid expenses and other assets.

Leases

The Company leases office space and certain office equipment, which are classified as operating leases. Right-of-use assets represent the Company's right to use the underlying assets for their lease terms and lease liabilities represent the Company's obligation to make lease payments arising from these leases. Certain non-U.S. lease payments are variable as they are subject to change based on the prevailing applicable index. The Company does not recognize right-of-use assets and lease liabilities for short-term leases with a lease term of 12 months or less. The Company elected the practical expedient not to separate lease components and non-lease components in calculating the net present value of its lease payments; thus, the measurement of the right-of-use asset and corresponding lease obligation uses one single combined component. Lease expense is recognized on a straight-line basis over the lease term. The Company subleased certain portions its office space through October 2023 and such income was recognized on a straight-line basis over the term of the lease.

The implicit discount rates used to determine the present value of the Company's leases are not readily determinable; thus, the Company uses its incremental borrowing rate to determine the present value of its lease payments. The determination of an appropriate incremental borrowing rate requires significant assumptions and judgement and is calculated based on multiple factors, including current market conditions, the Company's credit rating, the terms of the Company's recent debt issuances and/or current revolving credit facilities, and the expected lease term. The Company estimates the expected lease terms by assuming the exercise of renewal options and extensions where a significant penalty could be incurred and such renewal or extension is at the sole discretion of the Company. Certain lease agreements are secured by security deposits, which are reflected in Prepaid expenses and other assets on the Consolidated Statements of Financial Condition.

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into a tax receivable agreement with PWP OpCo, Professional Partners and Investor Limited Partners that provides for payment of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income taxes that the Company is deemed to realize as a result of (a) each exchange of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (b) payments made under the tax receivable agreement. Management's best estimate of the amounts expected to be owed in connection with the tax receivable agreement at each reporting date are reported within Amount due pursuant to tax receivable agreement on the Consolidated Statements of Financial Condition.

Consolidation

The Company's policy is to consolidate entities in which the Company has a controlling financial interest and variable interest entities where the Company is deemed to be the primary beneficiary. The Company is deemed to be the primary beneficiary of a variable interest entity ("VIE") when it has both (i) the power to make the decisions that most significantly affect the economic performance of the VIE and (ii) the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. PWP is the primary beneficiary of and consolidates PWP OpCo, a VIE. As of December 31, 2024 and December 31, 2023, the net assets of PWP OpCo were $197.6 million and $249.6 million, respectively. As of December 31, 2024 and December 31, 2023, the Company did not consolidate any VIEs other than PWP OpCo.

Fair Value of Financial Instruments

The Company's financial instruments are generally recorded at fair value or at amounts that approximate fair value. The carrying values of cash, restricted cash, accounts receivable, amounts due from related parties, accounts payable and certain accrued liabilities approximate their fair values due to the short-term nature of these items.

Contingencies and Litigation

The Company records loss contingencies if (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements; and (ii) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a loss will occur, no accrual for a loss contingency is recorded. However, the Company describes the contingency and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made. Costs incurred with defending matters are expensed as incurred. Accruals related to loss contingencies are recorded in Other income (expenses) on the Consolidated Statements of Operations.

Redeemable Non-Controlling Interests

For entities that are consolidated but not 100% owned, a portion of the income (loss) and equity is allocated to holders of the non-controlling interest. Profits and losses of PWP OpCo are allocated to the non-controlling interests in proportion to their ownership interest regardless of their basis, with an exception for certain equity-based compensation expense which was fully attributed to non-controlling interests prior to the Merger. Refer to Note 11—Equity-Based Compensation for further information.

As a result of the Merger, Non-controlling interests presented within equity on the Consolidated Statements of Financial Condition were reclassified to Redeemable non-controlling interests within temporary equity. Redeemable non-controlling interests are recorded at the higher of: (i) their redemption value as of the reporting date, which corresponds to the price of the Company's Class A common stock, or (ii) their measurement pursuant to Accounting Standards Codification ("ASC" or the "Codification") Topic 810, Consolidation. Changes in the current redemption value are recorded to Additional paid-in capital, or Retained earnings (deficit) to the extent there is insufficient Additional paid-in capital, immediately as they occur. When the Company has an unconditional obligation to purchase the Redeemable non-controlling interests for cash, the mandatorily redeemable interests are reclassified from temporary equity to a liability with changes in fair value recorded to Other income (expense) on the Consolidated Statements of Operations. As of December 31, 2024, there were no non-controlling interests considered mandatorily redeemable.

Repurchases of Common Stock

Shares of the Company's Class A common stock may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The Company may structure such repurchases as either a purchase of treasury stock or a retirement of shares. The Company records its purchases of treasury stock at cost as a separate component of equity. The Company may re-issue treasury stock using the first-in-first-out method.

Revenue Recognition

The services provided under contracts with clients include transaction-related advisory services, fairness opinion services, research, and underwriting services, each of which are typically identified as a separate performance obligation in contracts that contain more than one type of service. As discussed in detail below, each performance obligation meets the criteria for either over time or point in time revenue recognition.

Transaction-Related Advisory Services

The Company provides transaction-related advisory services to its clients to assist with corporate finance activities that include, but are not limited to, mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, and the pricing of securities to be issued. In most circumstances, the Company considers the nature of the promises in its advisory contracts to comprise of a single performance obligation of providing advisory services to its clients. Although there may be many individual services provided in a typical contract, the individual services are not distinct within the context of the contract; rather the performance of these individual services helps to fulfill one overall performance obligation to deliver advisory services to the client.

The Company recognizes revenue from providing advisory services when or as its performance obligations are fulfilled. The majority of the Company's advisory revenue is recognized over time since the Company provides most of its advisory services on an ongoing basis, which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, the Company's clients continuously benefit from the ongoing financial and strategic advice throughout the engagement. The fee structures often involve an "all or nothing" consideration amount and the associated fees are predominantly considered variable as they are often based on the ultimate transaction value or the outcome ultimately achieved and/or are susceptible to factors outside of the Company's influence, such as third-party negotiations, regulatory approval, court approval, and shareholder votes. Accordingly, these fees are often constrained until substantially all services have been provided, specified conditions have been met and/or certain milestones have been achieved, and it is probable that a significant revenue reversal will not occur in a future period, the determination of which may require significant judgment and/or involve material amounts. Due to this constraint, a significant portion of revenue recognized for advisory services in any given period often relates to services performed in prior periods. In some cases, a portion of the variable fees received may be deferred and recognized as a contract liability based on an estimate of the services remaining to be completed, if any (e.g., when announcement fees are earned but additional services are expected to be provided between transaction announcement and transaction close). The determination of when and to what extent to subsequently recognize deferred variable fees may require significant judgment, particularly when milestones are met near the end of a reporting period and in cases where additional services are expected to be provided subsequent to the achievement of the milestone. Certain fixed fees specified in the Company's contracts, which may include upfront fees and retainers, are recognized on a systematic basis over the estimated period in which the related services are performed. Payments for transaction-related advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement.

Fairness Opinion Services

Although the Company usually provides fairness opinion services in conjunction with and in the same contract as other transaction-related advisory services, fairness opinion services are considered to be a separate performance obligation in such contracts because they could be obtained separately, and the Company is able to fulfill its promise to transfer transaction-related advisory services independent from its promise to provide fairness opinion services. The Company typically charges a separate, fixed fee associated with fairness opinion services that represents the standalone selling price of the fairness opinion services. The fee is recognized at the point in time that the fairness opinion is delivered at which time the client receives the benefit of the fairness opinion services.

Research and Underwriting Services

The Company provides research on the energy and related industries and associated equity and commodity markets. The Company's research clients continuously benefit from the research provided throughout arrangements between the Company and such clients, and, accordingly, over time revenue recognition matches the transfer of such benefits. Research clients compensate the Company via direct payment or commission sharing agreements.

Revenue associated with underwriting services includes management fees, selling concessions and underwriting fees attributable to public and private offerings of equity and debt securities. The nature of the Company's underwriting services is raising capital on behalf of an issuer and therefore is typically accounted for as a single performance obligation. The Company recognizes underwriting revenue at a point in time, typically on the pricing date of the offering.

Contract Costs and Contract Balances

Incremental costs of obtaining a contract are expensed as incurred as such costs are generally not recoverable. Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing transaction-related advisory services and are typically expensed as incurred as these costs are related to performance obligations that are satisfied over time. The Company is reimbursed by the client for certain of these out-of-pocket expenses, which are recognized over time and recorded within Revenues on the Consolidated Statements of Operations.

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company records deferred revenue (otherwise known as contract liabilities) when it receives fees from clients that have not yet been earned or when the Company has an unconditional right to consideration before all performance obligations are complete (e.g., receipt of certain announcement, retainer or upfront fees before the performance obligation has been fully satisfied).

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Equity-Based Compensation

Equity-based compensation relates to equity-based awards granted to employees and partners of the Company. Equity-based compensation expense is recognized over the requisite vesting period or requisite service period in an amount equal to the grant date fair value (for equity-classified awards) or the settlement fair value (for liability-classified awards). Equity-based compensation expense for employees and partners is included in Equity-based compensation on the Consolidated Statements of Operations and equity-based compensation expense for non-employees is included in Professional fees on the Consolidated Statements of Operations. The Company accounts for forfeitures of awards as they occur rather than applying an estimated forfeiture rate. For an award with service-only conditions that has a graded vesting schedule, the Company recognizes the compensation cost for the entire award on a straight-line basis over the requisite service period, ensuring that the amount recognized is at least equal to the vested portion of the award at each reporting date.

Compensation and Benefits

Compensation and benefits expense consists of salaries, bonuses (discretionary awards and guaranteed amounts), severance, as well as payroll and related taxes and benefits for the Company's employees. In all instances, compensation expense is accrued over the requisite service period.

Interest Income

The Company typically earns interest on cash at banks and short-term investments, which is recorded on an accrual basis. The Company earned $10.3 million, $7.4 million, and $2.3 million of interest income, inclusive of net unrealized gains (losses) on U.S. Treasury securities, during the years ended December 31, 2024, 2023, and 2022, respectively, which is presented within Other income (expense) on the Consolidated Statements of Operations.

Foreign Currencies

In the normal course of business, the Company and its subsidiaries may enter into transactions denominated in a non-functional currency. The Company recognized net foreign exchange gains (losses) arising from such transactions of $1.3 million, $(3.3) million, and $6.8 million during the years ended December 31, 2024, 2023, and 2022, respectively, which are included in Other income (expense) on the Consolidated Statements of Operations. In addition, the Company consolidates its foreign subsidiaries that have non-U.S. dollar functional currencies. Non-U.S. dollar denominated assets and liabilities are translated to U.S. dollars at the exchange rate prevailing at the reporting date and profit and loss activity is generally translated using the average exchange rate throughout the period. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated operations are included as a component of Accumulated other comprehensive income (loss) on the Consolidated Statements of Changes in Equity and Redeemable Non-Controlling Interests.

Income Taxes

Prior to the Business Combination, the Company operated as a partnership, and therefore, was generally not subject to U.S. federal or state corporate income taxes. Subsequent to the Business Combination, PWP is a corporation and is subject to U.S. federal and state corporate income taxes on its proportionate share of taxable income generated by the operating partnership, PWP OpCo, as well as any standalone income (or loss) generated at the PWP entity level. PWP OpCo is treated as a partnership, and as a result, taxable income (or loss) generated by PWP OpCo flows through to its limited partners, including PWP, and is generally not subject to U.S. federal or state income tax at the partnership level. Certain non-U.S. subsidiaries are subject to income taxes in their respective local jurisdictions.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial reporting bases of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Income tax expense (benefit) in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of the Company's future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing taxable temporary differences and tax planning strategies.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The Company analyzes its tax positions for all U.S. federal, state and local and foreign tax jurisdictions where it is required to file income tax returns. The Company records unrecognized tax benefits based on whether it is more-likely-than-not that the uncertain tax position will be sustained based on the technical merits of the position. If it is determined that an uncertain tax position is more-likely-than-not to be sustained, the Company records the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authorities. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income tax expense (benefit) on the Consolidated Statements of Operations.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) attributable to Class A common shareholders by the weighted-average shares of Class A common stock outstanding without the consideration for potential dilutive securities. Diluted net income (loss) per share represents basic net income (loss) per share adjusted to include the potentially dilutive effect of outstanding unvested share awards, warrants, and PWP OpCo Units that are exchangeable into shares of Class A common stock on a one-for-one basis. Diluted net income (loss) per share is computed by dividing the net income attributable to Class A common shareholders by the weighted-average number of shares of Class A common stock outstanding for the period determined using the treasury stock method and if-converted method, as applicable.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of Net income (loss) and Other comprehensive income (loss). The Company's Other comprehensive income (loss) is composed of foreign currency translation gains and losses.

Recently Adopted Accounting Pronouncements

Segment Reporting—Effective for the year ended December 31, 2024, the Company retrospectively adopted Accounting Standards Update 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"), which amends the guidance in ASC Topic 280, Segment Reporting ("ASC 280"). ASU 2023-07 requires enhanced disclosures about reportable segments on an annual and interim basis and clarifies that an entity with a single reportable segment is subject to all existing and amended disclosure requirements in ASC 280. Refer to Note 17—Segment and Geographic Information for the Company's segment disclosures.

Future Adoption of Accounting Pronouncements

Income Taxes—In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which amends the guidance in ASC Topic 740, Income Taxes ("ASC 740"), to improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments in ASU 2023-09 are effective for the Company beginning with the annual period ended December 31, 2025. The amendments are to be applied prospectively with both retrospective application and early adoption permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on the consolidated financial statements.

Expense Disaggregation—In November 2024, the FASB issued Accounting Standards Update 2024-03, *Disaggregation of Income Statement Expenses* ("ASU 2024-03"), which amends the guidance in ASC Topic 220, Income Statement—Reporting Comprehensive Income ("ASC 220"), to improve the transparency of expense disclosures by requiring more detailed information about the types of expenses in commonly presented expense captions. The amendments in ASU 2024-03 are effective for the Company beginning with the annual period ended December 31, 2027. The amendments are to be applied prospectively with both retrospective application and early adoption permitted. The Company does not expect the adoption of ASU 2024-03 to have a material impact on the consolidated financial statements.

Note 3—Revenue and Receivables from Contracts with Customers

The following table disaggregates the Company's revenue between over time and point in time recognition:

	Year Ended December 31,		
	2024	**2023**	**2022**
Over time	$ 848,302	$ 609,598	$ 609,392
Point in time	29,737	39,054	22,115
Total revenues	$ 878,039	$ 648,652	$ 631,507

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Reimbursable expenses billed to clients were $7.4 million, $6.2 million, and $3.2 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Performance Obligations and Contract Balances

As of December 31, 2024, the aggregate amount of the transaction price, as defined in the Codification, allocated to performance obligations yet to be satisfied was $0.5 million and the Company generally expects to recognize this revenue within the next twelve months. Such amounts primarily relate to the Company's performance obligations of providing transaction-related advisory services. A significant portion of total revenues in any given period often relates to performance obligations that were satisfied or partially satisfied in prior periods. These amounts are recognized upon the resolution of revenue constraints and uncertainties in the relevant period and are generally related to transaction-related advisory services.

As of December 31, 2024 and 2023, the Company recorded $0.6 million and $0.9 million, respectively, for contract liabilities which are presented within Accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition. The Company recognized previously deferred revenue of $0.7 million, $4.6 million, and $5.6 million for the years ended December 31, 2024, 2023, and 2022, respectively, which was primarily related to transaction-related advisory services that are recognized over time.

Accounts Receivable and Allowance for Credit Losses

As of December 31, 2024 and 2023, $13.3 million and $7.1 million, respectively, of accrued revenue was included in Accounts receivable, net of allowance on the Consolidated Statements of Financial Condition. These amounts have been recognized as revenue in accordance with the Company's revenue recognition policies but remained unbilled at the end of the period. As of December 31, 2024, certain accounts receivable in the aggregate amount of $23.9 million were individually greater than 10% of the Company's gross accounts receivable and were concentrated with two clients. Of that amount, all was subsequently received after year end. As of December 31, 2023, certain accounts receivable in the aggregate amount of $17.3 million were individually greater than 10% of the Company's gross accounts receivable and were concentrated with two clients. Of that amount, all was subsequently received after year end.

The allowance for credit losses activity for the years ended December 31, 2024, 2023, and 2022 was as follows:

	Year Ended December 31,		
	2024	2023	2022
Beginning balance	$ 2,198	$ 1,143	$ 1,851
Bad debt expense	5,747	2,313	2,158
Write-offs	(6,575)	(1,383)	(2,834)
Recoveries	314	82	—
Foreign currency translation and other adjustments	(42)	43	(32)
Ending balance	$ 1,642	$ 2,198	$ 1,143

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 4—Leases

The Company leases office space and equipment under operating lease agreements. During the year ended December 31, 2022, the Company entered into certain significant lease agreements and amendments related to its New York, Los Angeles, and London office leases, which resulted in a combined $128.6 million increase to Lease liabilities and a corresponding increase to Right-of-use lease assets.

The following is information related to the Company's operating leases:

	Year Ended December 31,	
	2024	2023
Weighted-average discount rate – operating leases	4.8 %	4.7 %
Weighted-average remaining lease term – operating leases	13.3 years	14.3 years

	Year Ended December 31,		
	2024	2023	2022
Operating lease cost	$ 18,895	$ 20,558	$ 20,140
Variable lease cost	2,852	3,788	2,550
Sublease income – operating leases	—	(502)	(682)
Total net lease cost	$ 21,747	$ 23,844	$ 22,008
Net cash outflows (inflows) on operating leases[(1)]	$ 3,022	$ (4,536)	$ 17,057

(1) Presented net of lease incentives received, including landlord contributions to tenant improvements.

As of December 31, 2024, the maturities of undiscounted operating lease liabilities of the Company are as follows:

Years Ending:	**Operating Leases**
2025	$ 19,348
2026	21,115
2027	20,859
2028	18,966
2029	18,776
Thereafter	156,685
Total lease payments[(1)]	255,749
Less: Imputed interest	(68,400)
Total lease liabilities	$ 187,349

(1) Total future lease payments are presented net of expected lease incentives.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 5—Goodwill and Intangible Assets

In connection with a business combination in 2016, the Company recorded goodwill in the amount of $34.4 million. Based on the Company's quantitative assessment for impairment, no goodwill impairment was recorded during the years ended December 31, 2024, 2023, and 2022.

The following table provides the detail of the Company's intangible assets:

	December 31, 2024		
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 47,400	$ (38,315)	$ 9,085
Trade names and trademarks	18,400	(14,873)	3,527
Total	$ 65,800	$ (53,188)	$ 12,612

	December 31, 2023		
	Gross Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 47,400	$ (33,575)	$ 13,825
Trade names and trademarks	18,400	(13,033)	5,367
Total	$ 65,800	$ (46,608)	$ 19,192

The intangible assets are being amortized over an average useful life of 10 years and resulted in amortization expense of $6.6 million for each of the years ended December 31, 2024, 2023, and 2022, all of which is included in Depreciation and amortization on the Consolidated Statements of Operations. Amortization of intangible assets held at December 31, 2024 is expected to be $6.6 million and $6.0 million for the years ending December 31, 2025 and 2026, respectively. These intangible assets will be fully amortized by November 30, 2026.

Note 6—Regulatory Requirements

The Company has a number of consolidated subsidiaries registered as broker-dealers with regulatory agencies in their respective countries. None of the SEC regulated subsidiaries hold funds or securities for, or owe money or securities to, clients or carry accounts of or for clients, and as such are all exempt from the SEC Customer Protection Rule (Rule 15c3-3). As of December 31, 2024 and 2023, all regulated subsidiaries had capital in excess of their applicable minimum capital requirements. As a result of the minimum capital requirements and various regulations on these broker dealers, a portion of the capital of each subsidiary of the Company is restricted and may be unavailable to pay its creditors.

Note 7—Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation and amortization and consist of the following as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
Leasehold improvements	$ 81,860	$ 79,719
Furniture and fixtures	12,801	12,442
Equipment	15,322	22,522
Software	4,456	5,756
Total	114,439	120,439
Less: Accumulated depreciation and amortization	(29,553)	(26,787)
Fixed assets, net	$ 84,886	$ 93,652

Depreciation expense related to fixed assets was $13.7 million, $7.8 million, and $3.1 million for the years ended December 31, 2024, 2023, and 2022, respectively. Amortization expense related to software costs was $0.1 million, $0.3 million, and $1.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

During the year ended December 31, 2024, the Company disposed of certain technology equipment, substantially all of which were fully depreciated.

Note 8—Income Taxes

The Company's operations are generally composed of entities that are organized as limited liability companies and limited partnerships. For U.S. federal income tax purposes, taxes related to income earned by these entities represent obligations of their interest holders. The Company is subject to certain foreign, state and local entity-level taxes (for example, the New York City Unincorporated Business Tax). These taxes have been reflected in the Company's consolidated financial statements and allocated between the Company and the non-controlling interest holders. In addition, the Company is subject to U.S. corporate federal, state and local income tax on its allocable share of results of operations from PWP OpCo.

The Company's income (loss) before income taxes is associated with activities in domestic and international jurisdictions, as follows:

	Year Ended December 31,		
	2024	2023	2022
Domestic	$ (78,113)	$ (104,348)	$ (36,935)
International	9,858	(8,472)	15,515
Income (loss) before income taxes	$ (68,255)	$ (112,820)	$ (21,420)

The components of Income tax expense (benefit) consist of the following:

	Year Ended December 31,		
	2024	2023	2022
Current			
Federal income tax	$ 20,220	$ 433	$ 6,090
State and local income tax	5,113	2,955	3,428
Foreign income tax	(1,788)	(2,298)	3,552
Total current income tax expense (benefit)	23,545	1,090	13,070
Deferred			
Federal income tax	(4,088)	1,819	(2,554)
State and local income tax	246	(2,157)	(232)
Foreign income tax	1,386	(1,732)	43
Total deferred income tax expense (benefit)	(2,456)	(2,070)	(2,743)
Income tax expense (benefit)	$ 21,089	$ (980)	$ 10,327

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The following table reconciles the U.S. federal statutory tax rate to the effective income tax rate:

	Year Ended December 31,		
	2024	2023	2022
Expected income tax expense at the federal statutory rate	21.0 %	21.0 %	21.0 %
Partnership income not subject to U.S. corporate income taxes	(5.4)%	(10.6)%	(10.7)%
Foreign income taxes, net of federal benefit	(1.2)%	0.7 %	(7.9)%
State and local income taxes, net of federal benefit	(6.0)%	(0.8)%	(12.5)%
Non-deductible compensation expense	(38.7)%	(10.6)%	(53.5)%
Unrecognized tax benefits, net of federal benefit	2.3 %	1.8 %	5.3 %
Non-deductible expenses	(1.8)%	(0.7)%	(2.0)%
Change in fair value of warrant liabilities	— %	— %	7.5 %
Other, net	(1.1)%	0.1 %	4.6 %
Effective income tax rate	(30.9)%	0.9 %	(48.2)%

The Company's overall effective income tax rate is dependent on many factors, including the amount of income subject to tax. Consequently, the effective income tax rate can vary from period to period.

Current tax receivables and payables are included in Prepaid expenses and other assets and Accounts payable, accrued expenses and other liabilities, respectively, on the Consolidated Statements of Financial Condition.

Deferred income taxes reflect the net effect of temporary differences between the tax basis of an asset or liability and its reported amount on the Company's Consolidated Statements of Financial Condition. These temporary differences result in taxable or deductible amounts in future years.

The significant components of deferred tax assets and liabilities included on the Company's Consolidated Statements of Financial Condition are as follows:

	December 31,	
	2024	2023
Deferred tax asset		
Step-up in tax basis in PWP OpCo assets	$ 71,626	$ 32,649
Operating lease liabilities	40,066	31,645
RSU amortization	22,740	18,825
Deferred compensation	646	1,145
Other	3,835	2,955
Deferred tax assets before valuation allowance	138,913	87,219
Valuation allowance	(2,049)	(1,510)
Total deferred tax assets	136,864	85,709
Deferred tax liability		
Operating right-of-use lease assets	(31,639)	(27,227)
Intangible assets	(1,694)	(2,037)
Fixed assets	(8,614)	(7,818)
Anticipatory foreign tax credit	(1,979)	(2,170)
Other	(570)	(705)
Total deferred tax liabilities	(44,496)	(39,957)
Deferred tax asset, net[1]	$ 92,368	$ 45,752

(1) Pursuant to the netting requirements of ASC 740, $0.6 million and $0.7 million of deferred tax liabilities are presented within Accounts payable, accrued expenses and other liabilities on the Consolidated Statements of Financial Condition as of December 31, 2024 and 2023.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The Company evaluates the realizability of deferred tax assets on a jurisdictional basis at each reporting date. ASC Topic 740 requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. As of December 31, 2024 and 2023, the Company recognized a full valuation allowance of $2.0 million and $1.5 million, respectively, related to tax credits and capital losses that the Company does not expect to realize. No deferred tax asset has been recorded for the excess tax over book outside basis difference related to the Company's investment in PWP OpCo as the deferred tax asset is not expected to reverse. The Company believes it is more-likely-than-not that the remaining net deferred tax asset recorded as of December 31, 2024 will be recovered in the future based on all available positive and negative evidence.

For the years ended December 31, 2024, 2023, and 2022, the Company recorded an increase to the deferred tax asset of $42.3 million, $9.9 million, and $9.5 million, respectively, related to the step-up in tax basis of PWP OpCo assets in connection with the exchanges of PWP OpCo units for cash or stock of the Company during the year. In connection with the step-up in tax basis generated from the exchanges, the Company increased the Amount due pursuant to tax receivable agreement on the Consolidated Statements of Financial Condition by $35.7 million, $8.4 million, and $8.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. The remaining tax benefit is allocable to the Company and is recorded within additional paid-in-capital.

The Company does not have excess book over tax basis in its foreign investments and has therefore not provided a deferred tax liability with respect to an outside basis difference in its investment in foreign subsidiaries.

A reconciliation of the changes in tax positions for the years ended December 31, 2024, 2023, and 2022 is as follows:

	Year Ended December 31,		
	2024	2023	2022
Beginning unrecognized tax benefit	$ 3,704	$ 5,628	$ 6,138
Additions for tax positions of prior years	241	366	—
Reductions for tax positions of prior years	(3,308)	(2,944)	(184)
Additions for tax positions of current year	1,681	506	—
Foreign currency translation	(134)	148	(326)
Ending unrecognized tax benefit	$ 2,184	$ 3,704	$ 5,628

The Company classifies interest relating to tax matters and tax penalties as components of Income tax expense (benefit) on its Consolidated Statements of Operations. As of December 31, 2024, 2023, and 2022, there were $1.0 million, $2.8 million, and $4.7 million, respectively, of unrecognized tax benefits that, if recognized, would affect the effective income tax rate. For the years ended December 31, 2024, 2023, and 2022, $0.3 million, $0.4 million, and $0.2 million, respectively, of interest and penalties were recognized with respect to unrecognized tax benefits.

The Company is subject to taxation in the United States and various state, local and foreign jurisdictions. As of December 31, 2024, the Company is not subject to examination by the tax authorities in these jurisdictions for years before 2018.

Note 9—Debt

As of December 31, 2024 and 2023, the Company had no outstanding debt. The Company has a revolving credit facility (the "Revolving Credit Facility") through an amended and restated credit agreement with Cadence Bank, N.A. ("Cadence Bank"), dated November 30, 2016 (as amended, the "Credit Agreement"), with an available line of credit of $50.0 million, with up to $20.0 million of available incremental revolving commitments, and a maturity date of July 1, 2025. Effective December 31, 2024, the maturity date was extended to July 1, 2028. Issuance costs incurred related to the Credit Agreement are amortized as interest expense using the effective interest method over the life of the Revolving Credit Facility. The Company is also charged a quarterly commitment fee of 0.25% on any unused portion of the line of credit, which is recorded as interest expense. Interest expense related to the Revolving Credit Facility was immaterial for the years ended December 31, 2024, 2023, and 2022 and is included within Other income (expense) on the Consolidated Statements of Operations.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests

Common Stock and Preferred Stock

Holders of Class A common stock are entitled to one vote for each share on all matters submitted to the stockholders for their vote or approval. Prior to December 31, 2024, the Company had two classes of Class B common stock: Class B-1 common stock and Class B-2 common stock, the latter of which is no longer outstanding as of December 31, 2024. Each share of Class B-1 common stock, held by VoteCo Professionals subsequent to the Division, is entitled to ten votes per share for so long as Professional Partners or its Limited Partners as of the date of Closing or its or their respective successors or assigns maintain, directly or indirectly, ownership of PWP OpCo Units that represent at least ten percent (10%) of the Company's issued and outstanding Class A common stock (calculated, without duplication, on the basis that all issued and outstanding PWP OpCo Units not held by the Company or its subsidiaries had been exchanged for Class A common stock) (the "Class B Condition"). After the Class B Condition ceases to be satisfied, each share of Class B-1 common stock is entitled to one vote.

On March 1, 2024, the Company issued and sold 5,750,000 shares of Class A common stock at a price of $12.00 per share for net proceeds of $66.0 million after deducting underwriting discounts and offering costs. During the year ended December 31, 2022, an exchange was settled through a follow-on public offering of 3,502,033 shares of Class A common stock (the "2022 Offering") at a price of $10.75 per share for net proceeds of $35.2 million after deducting underwriting discounts and offering costs.

The Company currently does not have any preferred stock issued and outstanding, but the Board of Directors maintains the right to establish preferred stock in the future.

Dividends and Distributions

Holders of Class A and Class B common stock are entitled to receive ratably, in proportion to the number of shares held, dividends and other distributions when declared, with holders of Class B common stock entitled to receive an amount equal to such dividends or other distributions as would be made on 0.001 shares of Class A common stock. During the years ended December 31, 2024 and 2023, the Company's Board of Directors declared cash dividends of $0.28 per share of Class A common stock totaling $22.6 million and $19.3 million, respectively, including dividends paid, accrued dividend equivalents, and dividend equivalent units on unvested PWP Incentive Plan Awards (as defined in Note 11—Equity-Based Compensation). Dividends on Class B common stock (equal to the amount of dividends declared on 0.001 shares of Class A common stock) are included in the aforementioned total dividends declared.

In accordance with the PWP OpCo LPA, the Company uses best efforts to make sufficient quarterly cash distributions to the holders of the PWP OpCo Units (the "PWP OpCo Unitholders") to fund their tax obligations in respect of the income of PWP OpCo that is allocated to them.

Share Repurchases

On February 16, 2022, the Company's Board of Directors initially approved a stock repurchase program and the authorized amount under such program was increased on February 8, 2023 such that the Company is authorized to repurchase up to $200.0 million of the Company's Class A common stock. On June 3, 2024, the Company repurchased 1,000,000 founder shares at a purchase price of $15.00 per share for a total purchase price of $15.0 million. Since inception of the share repurchase program, 12,920,699 shares have been purchased at an average price per share of $8.22 through December 31, 2024 for a total purchase price of $106.2 million. Prior to the implementation of the stock repurchase program, on August 9, 2021, the Company repurchased 1,000,000 founder shares at a purchase price of $12.00 per share for a total purchase price of $12.0 million.

Redeemable Non-Controlling Interests

As a result of the Merger, the Non-controlling interests on the Consolidated Statements of Financial Condition were reclassified to Redeemable non-controlling interests within temporary equity. Redeemable non-controlling interests are presented at their redemption value as of the reporting date and represent the ownership interests in PWP OpCo held by holders other than Perella Weinberg Partners. As of December 31, 2024, the current and former working partners collectively own 27,460,600 PWP OpCo Units, which represents a 31.7% non-controlling ownership interest in PWP OpCo.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Stockholder Agreement

A Stockholders Agreement between PWP and Professional Partners (the "Stockholders Agreement") allows Professional Partners (including its successors (by merger, division or otherwise) and assigns) to maintain control over the Company's significant corporate transactions even if it holds less than a majority of the combined total voting power of the Class A and Class B common stock. The Stockholders Agreement was allocated to VoteCo Professionals in connection with the Division, and will terminate once Professional Partners or its limited partners no longer hold PWP OpCo Units that (assuming such units were fully exchanged for Class A common stock) represent at least five percent of the Company's outstanding Class A common stock.

Exchange Rights

PWP OpCo Unitholders (other than the Company) may exchange their units for (i) shares of Class A common stock on a one-for-one basis or (ii) cash from an offering of shares of Class A common stock, and (iii) subsequent to the Merger, cash from any other source. Concurrently with an exchange, such PWP OpCo Unitholder is required to surrender shares of Class B common stock for additional shares of Class A common stock or cash at a conversion rate of 0.001. Whether the exchanging PWP OpCo Unitholder receives cash or Class A common stock in exchange for their PWP OpCo Units and Class B common stock is at the Company's discretion. Working partners are restricted in their ability to exchange PWP OpCo Units for a period between three to five years after the Business Combination. PWP GP may waive, and in certain cases has waived, the foregoing restrictions for any holder with respect to all or a portion of such holder's units, with no obligation to do so for any other holder. For the years ended December 31, 2024, 2023, and 2022, the Company settled exchanges of certain PWP OpCo Units and certain shares of Class B common stock for 4,779,321, 2,977,506, and 2,093,874 shares of Class A common stock, respectively. Separately, during the year ended December 31, 2024, the Company elected to settle exchanges of 3,204,979 PWP OpCo Units and corresponding shares of Class B common stock at an average price of $20.98 per PWP OpCo Unit for $63.4 million in cash as well as the non-cash settlement of certain partner promissory notes (refer to Note 15—Related Party Transactions for more information). Furthermore, during the year ended December 31, 2022, an exchange of 3,498,534 PWP OpCo Units and corresponding shares of Class B common stock was settled in cash with proceeds from the 2022 Offering. To the extent an exchange creates a step-up in tax basis, the Company records an increase in Deferred tax assets, net, Amounts due pursuant to tax receivable agreement, and Additional paid-in-capital.

Warrants Exchange Offer

On August 23, 2022, the Company concluded an offer to holders of its then-outstanding warrants which provided the opportunity to receive shares of the Company's Class A common stock in exchange for warrants tendered. This offer coincided with a solicitation of consents from holders of the public warrants to amend the warrant agreement (together, the "Warrant Exchange Offer"). As a result of the Warrant Exchange Offer, all public and private warrants were exchanged, collectively, for 1,565,948 shares of the Company's Class A common stock, with a minimal cash settlement in lieu of partial shares. No public or private warrants remained outstanding after the Warrant Exchange Offer. The Company incurred $1.3 million of costs directly related to the Warrant Exchange Offer, which were recorded in Professional fees on the Consolidated Statements of Operations. Prior to the Warrant Exchange Offer, the warrants were recognized as liabilities with changes in fair value presented within Change in fair value of warrant liabilities on the Consolidated Statements of Operations.

Note 11—Equity-Based Compensation

PWP Omnibus Incentive Plan Awards

Concurrent with the Business Combination, the Company adopted the Perella Weinberg Partners 2021 Omnibus Incentive Plan (the "PWP Incentive Plan"), which establishes a plan for the granting of various forms of incentive compensation awards, including restricted stock units ("RSUs") and performance restricted stock units ("PSUs"), measured by reference to PWP Class A common stock ("PWP Incentive Plan Awards"). The PWP Incentive Plan established a reserve for a one-time grant of awards in connection with the Business Combination as well as a reserve for general purpose grants (the "General Share Reserve"). Grantees have rights to dividends declared during the vesting period and receive such dividends only upon vesting in the form of cash or dividend equivalent units. The Company uses newly issued shares of Class A common stock to satisfy vested awards, with the exception of shares issued out of treasury stock for vested awards (and related dividend equivalent units) held by French employees. Pursuant to the PWP Incentive Plan, the number of shares of Class A common stock reserved for issuance from the General Share Reserve increases each year. As of December 31, 2024, 9,515,113 total shares remained reserved and available for future issuance.

In connection with the Business Combination, the Company granted awards in the form of (a) RSUs that vest upon the achievement of service conditions ("Transaction RSUs") and (b) PSUs that only vest upon the achievement of both service and market conditions, including certain long-term incentive awards granted to management ("Transaction PSUs").

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The following table summarizes the activity related to the Transaction RSUs and Transaction PSUs during the year ended December 31, 2024:

	Transaction RSUs		Transaction PSUs	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2024	3,008,528	$ 11.55	10,400,155	$ 10.48
Granted[1]	3,687	$ 13.97	16,344	$ 12.74
Vested	(1,730,932)	$ 12.57	(3,030,910)	$ 11.56
Forfeited	(52,677)	$ 13.97	(19,625)	$ 12.74
Balance at December 31, 2024	1,228,606	$ 10.01	7,365,964	$ 10.04

(1) After the Business Combination, grants of Transaction RSUs and Transaction PSUs include only dividend equivalent units that have been awarded in the form of additional units that were granted from the General Share Reserve.

The Transaction RSUs generally vest in equal annual installments over the requisite service period of three to five years from the date of grant. The total fair value of Transaction RSUs that vested during the years ended December 31, 2024, 2023, and 2022 was $32.0 million, $10.9 million, and $16.2 million, respectively. As of December 31, 2024, total unrecognized compensation expense related to unvested Transaction RSUs was $6.1 million, which is expected to be recognized over a weighted average period of 1.3 years.

The service condition requirement with respect to the Transaction PSUs is generally satisfied over three to five years from the date of grant. The market condition requirement is satisfied in various increments upon the shares of Class A common stock achieving closing prices ranging from $12.00 to $30.00. As of December 31, 2024, the price targets ranging from $12.00 and $20.00 were satisfied.

The total fair value of Transaction PSUs that vested during the year ended December 31, 2024 was $61.8 million, and was nominal for the years ended 2023 and 2022. During the year ended December 31, 2023, the Company modified certain Transaction PSUs held by one employee to remove the market conditions, which resulted in a modification of the awards under ASC Topic 718, Compensation—Stock Compensation. Incremental compensation cost of $10.2 million related to the modification will be recognized over the remaining requisite service period. As of December 31, 2024, total unrecognized compensation expense related to unvested Transaction PSUs was $17.4 million, which is expected to be recognized over a weighted average period of 1.5 years.

General Awards

The Company grants units from the General Share Reserve from time to time in the ordinary course of business in the form of (a) RSUs that vest upon the achievement of service conditions (“General RSUs”) and (b) PSUs that only vest upon the achievement of both service and market conditions (“General PSUs”).

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The following table summarizes the activity related to the General RSUs and General PSUs during the year ended December 31, 2024:

	General RSUs		General PSUs	
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at January 1, 2024	12,246,942	$ 10.17	1,000,000	$ 6.02
Granted[1]	7,049,087	$ 13.91	—	$ —
Vested	(4,390,855)	$ 10.29	—	$ —
Forfeited	(220,564)	$ 11.11	—	$ —
Balance at December 31, 2024	14,684,610	$ 11.92	1,000,000	$ 6.02

(1) Includes dividend equivalent units that have been awarded in the form of additional General RSUs that were granted from the General Share Reserve.

General RSUs vest over a requisite service period, which is generally one to three years from the date of grant. The weighted-average grant date fair value of the General RSUs granted during the years ended December 31, 2023 and 2022 was $10.23 and $9.82 per award, respectively, which was based on the PWP stock price on the date of grant. The total fair value of General RSUs that vested during the years ended December 31, 2024, 2023, and 2022 was $62.0 million, $28.9 million, and $6.5 million, respectively. As of December 31, 2024, total unrecognized compensation expense related to unvested General RSUs was $95.6 million, which is expected to be recognized over a weighted average period of 1.8 years.

During the year ended December 31, 2023, the Company made a grant of General PSUs with a service condition requirement satisfied over three to five years from the date of grant and a market condition requirement satisfied in various increments upon the shares of Class A common stock achieving closing prices ranging from $15.00 to $30.00. No General PSUs vested during the years ended December 31, 2024 and 2023. As of December 31, 2024, the $15.00 and $20.00 price targets were met for the General PSUs. As of December 31, 2024, total unrecognized compensation expense related to unvested General PSUs was $3.0 million, which is expected to be recognized over a weighted average period of 2.4 years. The Company estimated the fair value of the General PSUs on the grant date using a Monte-Carlo simulation valuation model with the following assumptions:

Risk-free interest rate	4.07 %
Dividend yield	2.72 %
Volatility factor[1]	34.93 %

(1) Based on historical peer company volatility.

Legacy Awards and Professional Partners Awards

Prior to the Business Combination, Professional Partners granted certain equity-based awards to partners providing services to PWP OpCo (the "Legacy Awards"). In connection with the Business Combination and a related internal reorganization of Professional Partners, existing Legacy Awards were canceled and replaced by converting each limited partner's capital interests in Professional Partners attributable to PWP OpCo into OCUs, VCUs, and/or ACUs. The OCUs were fully vested upon recapitalization. The VCUs and ACUs (collectively, "Professional Partners Awards") were held by current working partners and required services to be performed on behalf of PWP OpCo. The Professional Partners Awards were generally subject to a service-based graded vesting schedule over a three to five-year requisite service period. Once vested, the Professional Partners Awards became OCUs, other than the cash-settled ACUs referenced below, and are eligible for the same exchange rights as other PWP OpCo Units, subject to certain lock-up periods. Refer to Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests for more information on exchange rights.

At the time of the Merger, the Company entered into vesting acceleration agreements with certain holders of Professional Partners Awards (the "Accelerated Units") to accelerate vesting during the second quarter of 2024 (the "Vesting Acceleration"). The Accelerated Units are generally subject to a lock-up period that is identical to the lockup period applicable to such units prior to the Vesting Acceleration. The Company also provided each holder of Accelerated Units that are ACUs the ability to convert a portion of such holder's ACUs into cash upon vesting in an aggregate amount up to such holder's estimated tax liability. The principal purpose of the Vesting Acceleration was to facilitate the payment of taxes associated with ACU vesting to align with the treatment of vested restricted stock units of the Company.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

As a result of the Merger and Vesting Acceleration, certain Professional Partners Awards were modified from equity-classified to liability-classified awards with changes in fair value generally recorded as incremental equity-based compensation expense through the date of vesting. During the year ended December 31, 2024, the Company recorded $130.3 million of equity-based compensation expense related to the acceleration of the Professional Partners Awards. Of that amount, $69.5 million was related to liability-classified awards.

In connection with the Vesting Acceleration, the Company paid or accrued a combined $86.6 million in settlement of 6,149,211 ACUs and corresponding shares of Class B common stock. Of that amount, the Company paid $60.6 million in settlement of liability-classified ACUs and $15.7 million for withholding tax payments on equity-classified ACUs and the settlement of other liabilities. These amounts are included within cash flows from operating activities and financing activities, respectively, on the Consolidated Statement of Cash Flows for the year ended December 31, 2024. As of December 31, 2024, $10.3 million of withholding taxes payable is included in Accounts payable, accrued expenses and other liabilities on the Consolidated Statement of Financial Condition.

Prior to the Merger, all of the compensation expense and corresponding capital contribution associated with the Legacy Awards and Professional Partners Awards were allocated to Non-controlling interests on the Consolidated Statements of Operations and Consolidated Statements of Financial Condition as the granting of the Professional Partners Awards did not change Professional Partners' interest in PWP OpCo and did not economically dilute Perella Weinberg Partners shareholders relative to Professional Partners. As a result of the Merger, the Professional Partners Awards are held directly at PWP OpCo and PWP OpCo as a whole bears the cost of the cash settlement feature of the awards. As a result, subsequent to the Merger, the Company allocated the remaining cost associated with the Professional Partners Awards between Perella Weinberg Partners and non-controlling interests in proportion to their ownership interests, which is consistent with the allocation of the other profit and loss activity of PWP OpCo.

The following table presents the expense related to equity-based awards that were recorded in Professional fees and components of Equity-based compensation included on the Consolidated Statements of Operations:

	Year Ended December 31,		
	2024	2023	2022
Professional fees			
PWP Incentive Plan Awards	$ 1,500	$ 2,089	$ 2,262
Equity-based compensation			
PWP Incentive Plan Awards	$ 114,058	$ 104,159	$ 79,542
Legacy Awards	—	9,674	13,241
Professional Partners Awards (equity-classified)	74,736	68,542	61,375
Professional Partners Awards (liability-classified)	69,502	—	—
Total Equity-based compensation	$ 258,296	$ 182,375	$ 154,158
Income tax benefit of equity-based awards	$ 19,526	$ 14,485	$ 10,332

Note 12—Other Compensation and Benefits

Compensation and benefits expense consists of salaries, bonuses (discretionary awards and guaranteed amounts), severance, as well as payroll and related taxes and benefits for the Company's employees. In all instances, compensation expense is accrued over the requisite service period.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Deferred Compensation Programs

From time to time, the Company has offered various deferred compensation plans to certain employees. As of December 31, 2024 and 2023, no deferred compensation liabilities remained outstanding. During the years ended December 31, 2023 and 2022, $2.9 million and $8.5 million, respectively, was settled, of which $1.5 million and $2.6 million, respectively, was settled through a reduction of certain partners' outstanding promissory notes and interest receivable. Refer to Note 15—Related Party Transactions for more information. There were no forfeitures during the years ended December 31, 2024, 2023, and 2022. Compensation expense related to deferred compensation plans is presented within Compensation and benefits on the Consolidated Statements of Operations and was nominal for the years ended December 31, 2024, 2023, and 2022.

Benefit Plans

Certain employees participate in employee benefit plans, which consist of defined contribution plans including (i) profit-sharing plans qualified under Section 401(k) of the Internal Revenue Code, (ii) a U.K. pension scheme for U.K. employees and (iii) a German pension plan for employees in Germany. Expenses related to the Company's employee benefit plans were $7.0 million, $6.7 million, and $5.8 million for the years ended December 31, 2024, 2023, and 2022, respectively, and are included in Compensation and benefits on the Consolidated Statements of Operations.

Business Realignment

During the second quarter of 2023, the Company began a review of the business, which resulted in headcount reductions in order to improve compensation alignment and to provide greater flexibility to advance strategic opportunities (the "Business Realignment"). In conjunction with the Business Realignment and for the years ended December 31, 2024 and 2023, the Company incurred expenses related to separation and transition benefits of $1.8 million and $22.2 million, respectively, and the acceleration of equity-based compensation amortization (net of forfeitures) of $1.5 million and $15.1 million, respectively. Such amounts are presented in Compensation and benefits and Equity-based compensation on the Consolidated Statements of Operations, respectively. All of the expected Business Realignment costs were incurred as of March 31, 2024.

Activity within Accrued compensation and benefits on the Consolidated Statements of Financial Condition related to the Business Realignment was as follows:

	Year Ended December 31,	
	2024	**2023**
Beginning balance	$ 12,525	$ —
Incurred expenses	3,249	37,265
Non-cash expenses	(1,499)	(15,681)
Payments	(14,275)	(9,059)
Ending balance	$ —	$ 12,525

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 13—Net Income (Loss) Per Share Attributable to Class A Common Shareholders

The calculations of basic and diluted net income (loss) per share attributable to Class A common shareholders are presented below:

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net income (loss) attributable to Perella Weinberg Partners – basic	$ (64,728)	$ (17,223)	$ 17,878
Dilutive effect from assumed exchange of PWP OpCo Units, net of tax	—	(97,775)	(59,197)
Net income (loss) attributable to Perella Weinberg Partners – diluted	$ (64,728)	$ (114,998)	$ (41,319)
Denominator:			
Weighted average shares of Class A common stock outstanding – basic	53,187,995	43,273,939	43,837,640
Weighted average number of incremental shares from assumed exchange of PWP OpCo Units	—	43,505,113	45,917,992
Weighted average shares of Class A common stock outstanding – diluted	53,187,995	86,779,052	89,755,632
Net income (loss) per share attributable to Class A common shareholders			
Basic	$ (1.22)	$ (0.40)	$ 0.41
Diluted	$ (1.22)	$ (1.33)	$ (0.46)

Basic and diluted net income (loss) per share attributable to Class B common shareholders has not been presented as these shares are entitled to an insignificant amount of economic participation.

The Company uses the treasury stock method to determine the potential dilutive effect of unvested PWP Incentive Plan Awards and the if-converted method to determine the potential dilutive effect of exchanges of PWP OpCo Units into Class A common stock. The Company adjusts net income (loss) attributable to Class A common shareholders under both the treasury stock method and if-converted method for the reallocation of net income (loss) between Class A common shareholders and non-controlling interests that result upon the assumed issuance of dilutive shares of Class A common stock as if the issuance occurred as of the beginning of the applicable period.

The following table presents the weighted average potentially dilutive shares that were excluded from the calculation of diluted net income (loss) per share under the treasury stock method or if-converted method, as applicable, because the effect of including such potentially dilutive shares was antidilutive for the period presented:

	Year Ended December 31,		
	2024	2023	2022
Warrants[(1)]	n/a	n/a	—
PWP OpCo Units	34,588,419	—	—
PWP Incentive Plan Awards	10,941,161	2,186,189	369,413
Total	45,529,580	2,186,189	369,413

(1) Prior to the Warrant Exchange Offer on August 23, 2022, the warrants were out-of-the-money which resulted in no potentially dilutive shares under the treasury stock method. For the years ended December 31, 2024 and 2023, the warrants were not outstanding, and thus they are not applicable. Refer to Note 10—Stockholders' Equity and Redeemable Non-Controlling Interests for further information regarding the Warrant Exchange Offer.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Note 14—Fair Value Measurements and Investments

Fair value is generally based on quoted prices; however, if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily available, actively quoted prices or for which fair value can be measured from actively quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1—Unadjusted quoted prices are available in active markets for identical financial instruments as of the reporting date.

Level 2—Pricing inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3—Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which level within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

As of December 31, 2024 and 2023, the fair values of cash, restricted cash, accounts receivable, due from related parties, accounts payable and certain accrued liabilities approximate their carrying amounts due to the short-term nature of these items.

Fair Value of Financial Instruments

The following table summarizes the categorization and fair value estimate of the Company's financial instruments that are measured on a recurring basis pursuant to the above fair value hierarchy levels as of December 31, 2024 and 2023:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial asset				
U.S. Treasury securities	$ 95,994	$ —	$ —	$ 95,994

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Financial assets				
U.S. Treasury securities	$ 91,174	$ —	$ —	$ 91,174

The Company had no transfers between fair value levels during each of the years ended December 31, 2024 and 2023.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

As of December 31, 2024 and 2023, the Company held investments in U.S. Treasury securities with original maturities greater than three months from the date of purchase, which are presented at fair value as Investments in short-term marketable debt securities on the Consolidated Statements of Financial Condition. These investments had an aggregate cost basis of $74.9 million and $89.3 million as of December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company also held $20.2 million of investments in U.S. Treasury securities with original maturities of three months or less from the date of purchase, which are presented within Cash and cash equivalents on the Consolidated Statements of Financial Condition. The Company had $1.5 million, $2.7 million, and $1.4 million of interest income and net unrealized gains (losses) on these investments for the years ended December 31, 2024, 2023, and 2022, respectively, which is included in Other income (expense) on the Consolidated Statements of Operations.

On December 13, 2022, the Company wrote off its equity method investment in PFAC Holdings I LLC ("PFAC Holdings"), an indirect parent of PWP Forward Acquisition Corp. I ("PFAC"), a special purpose acquisition company. During the year ended December 31, 2022, the Company recorded a $1.3 million net loss from its share of PFAC earnings net of the investment write off. This amount is reported in Other income (expense) on the Consolidated Statements of Operations.

Note 15—Related Party Transactions

PWP Capital Holdings LP

On February 28, 2019, a reorganization of the existing investment banking advisory and asset management businesses of PWP Holdings LP was effected which resulted in the spin-off of its asset management business (the "Separation"). PWP Holdings LP was divided into (i) PWP OpCo, which holds the advisory business and (ii) PWP Capital Holdings LP ("Capital Holdings"), which holds the asset management business. In connection with the Separation, the Company entered into a transition services agreement (the "TSA") with Capital Holdings under which the Company agreed to provide certain administrative services to Capital Holdings. The TSA was terminated as of January 1, 2024. The Company also subleased certain portions of its office space to Capital Holdings through October 2023. Income earned from Capital Holdings related to the TSA and the sublease is presented within Related party income on the Consolidated Statements of Operations. Amounts due from Capital Holdings are reflected in Due from related parties on the Consolidated Statements of Financial Condition as of December 31, 2023, with no amounts due as of December 31, 2024.

Separately, Capital Holdings entered into an arrangement with certain employees of the Company, including members of management, related to services provided directly to Capital Holdings. With respect to services provided to Capital Holdings, the amounts paid and payable to such employees now and in the future are recognized by Capital Holdings. All compensation related to services these employees provide to the Company are included in Compensation and benefits on the Consolidated Statements of Operations.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Tax Receivable Agreement

In connection with the Business Combination, the Company entered into a tax receivable agreement with PWP OpCo, Professional Partners and Investor Limited Partners that provides for payment of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income taxes that the Company is deemed to realize as a result of (a) each exchange of interests in PWP OpCo for cash or stock of the Company and certain other transactions and (b) payments made under the tax receivable agreement. As of December 31, 2024, the Company had an amount due of $65.5 million pursuant to the tax receivable agreement, which represents management's best estimate of the amounts currently expected to be owed in connection with the tax receivable agreement for the Business Combination and subsequent exchanges made to date and is reported within Amount due pursuant to tax receivable agreement on the Consolidated Statements of Financial Condition. The Company expects to make the following payments with respect to the tax receivable agreement, which are exclusive of potential payments in respect of future exchanges and may differ significantly from actual payments made:

Years Ending:	Estimated Payments Under Tax Receivable Agreement
2025	$ 1,420
2026	2,604
2027	3,752
2028	3,800
2029	3,851
Thereafter	50,066
Total payments	$ 65,493

Partner Promissory Notes and Other Partner Loans

The Company loaned money pursuant to promissory note agreements (the "Partner Promissory Notes") to certain partners. The Partner Promissory Notes bear interest at a semi-annual rate equal to the Federal Mid-Term Rate. The Partner Promissory Notes are due on various dates or in the event a partner is terminated or leaves at will and are primarily secured by the partner's equity interests in PWP OpCo or one of its affiliates. As the Partner Promissory Notes and associated interest receivable relate to equity transactions, they have been recognized as a reduction of equity on the Consolidated Statements of Financial Condition in the amounts of $0.1 million and $2.1 million as of December 31, 2024 and 2023, respectively.

From time to time, PWP OpCo and certain of its subsidiaries have agreed to provide loans to certain partners. As of December 31, 2024 and 2023, $0.6 million and $3.5 million, respectively, of outstanding loans to certain partners and related interest receivable are recognized in Due from related parties on the Consolidated Statements of Financial Condition.

During the year ended December 31, 2024, $1.1 million of principal and interest related to these Partner Promissory Notes and other partner loans was repaid with cash and an additional $3.9 million was effectively repaid through the cancellation of PWP OpCo units held by such partners. During the years ended December 31, 2023 and 2022, $1.5 million and $2.6 million, respectively, was effectively repaid by foregoing the amount due to such partners under deferred compensation agreements.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

Other Related Party Transactions

The Merger on April 1, 2024 was effected to simplify the structure for the partners in Professional Partners with respect to their indirect interests in PWP OpCo. The purpose of the related Vesting Acceleration was to facilitate the payment of taxes associated with ACU vesting to align with the treatment of vested restricted stock units of the Company. Certain holders of these interests in PWP OpCo, including holders of Accelerated Units, are directors and officers of the Company. Refer to Note 11—Equity-Based Compensation for additional information on the Merger and related transactions.

Prior to the Merger, the Company's U.K. subsidiary, Perella Weinberg UK Limited, as well as Professional Partners and certain partners (including one partner who serves as a Company director and president) were party to a reimbursement agreement, pursuant to which such partners directed Professional Partners to pay distributions related to certain of their Professional Partners Awards first to a subsidiary of the Company, so that the subsidiary could make employment income tax payments on such distributions to the appropriate non-U.S. authorities.

Note 16—Commitments and Contingencies

Indemnifications

The Company enters into certain contracts that contain a variety of indemnification provisions. The Company's maximum exposure under these arrangements is unknown. As of December 31, 2024 and 2023, the Company expects no claims or losses pursuant to these contracts; therefore, no liability has been recorded related to these indemnification provisions.

Legal Contingencies

From time to time, the Company is named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management and, after consultation with external counsel, the Company believes it is neither probable nor reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022.

In 2015, the Company filed a complaint against three former partners and one former employee which alleges they entered into a scheme while at PWP to lift out the Company's restructuring group to form a new competing firm that they were secretly forming in breach of their contractual and fiduciary duties. The complaint contains 14 causes of action and seeks declaratory relief as well as damages. Trial started on January 24, 2025 and is scheduled to end on March 7, 2025.

During the years ended December 31, 2024, 2023, and 2022, the Company incurred $10.2 million, $2.1 million, and $0.6 million, respectively, in legal and professional fees, net of expected insurance reimbursement, related to this litigation. These litigation costs are included in Professional fees on the Consolidated Statements of Operations.

Note 17—Segment and Geographic Information

As a global independent advisory firm, the Company provides a range of advisory services depending on the needs of its clients, including advice related to M&A execution, shareholder engagement advisory, financing and capital solutions, as well as underwriting and research services primarily for the energy and related industries. The Company provides advisory services to multiple industry sectors, geographic markets and clients, but the nature, process, delivery and regulatory complexities of advisory services are similar across the business. The Company is organized under an integrated approach to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of its senior professionals. As such, the Company is managed on a consolidated basis, which results in one reportable segment: Advisory.

The Company's chief operating decision maker ("CODM"), the Chief Executive Officer, evaluates the performance of the Advisory segment and allocates resources based on consolidated net income (loss), as presented on the Consolidated Statements of Operations. The CODM uses consolidated net income (loss) to evaluate the profitability generated by segment assets and personnel and decides whether to reinvest any profits in the Advisory segment, such as through hiring, compensation management, and capital expenditures, or to return value to shareholders and partners, such as through share repurchases, cash-settled exchanges, net-settlement of equity-based awards, distributions, and dividends. The CODM is regularly provided with both actual and budgeted expense information on a consolidated basis that aligns with the expense categories as presented on the Consolidated Statements of Operations.

(Dollars in Thousands, Except Per Share Amounts and Where Otherwise Noted)

The CODM does not review assets of the Advisory segment at a different level or category than what is presented as Total assets on the Consolidated Statements of Financial Condition. The accounting policies of the Company's Advisory segment are the same as those described in Note 2—Summary of Significant Accounting Policies.

During the year ended December 31, 2024, revenues of $99.9 million from one individual client accounted for more than 10% of aggregate revenues. There was no individual client that accounted for more than 10% of aggregate revenues for the years ended December 31, 2023 and 2022.

The following tables set forth the geographical distribution of revenues and assets based on the location of the office that generates the revenues or holds the assets and therefore may not be indicative of the geography in which the Company's clients are located:

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues			
United States	$ 753,486	$ 530,284	$ 477,990
International	124,553	118,368	153,517
Total	$ 878,039	$ 648,652	$ 631,507

	December 31,	
	2024	**2023**
Assets		
United States	$ 687,784	$ 569,332
International	188,967	191,776
Total	$ 876,751	$ 761,108

For the years ended December 31, 2024, 2023, and 2022, no country other than the United States had revenues which individually represented more than 10% of the Company's total revenues.

For the years ended December 31, 2024, 2023, and 2022, the U.K. was the only country other than the United States that had assets which individually represented more than 10% of the Company's total assets.

Note 18—Subsequent Events

The Company has evaluated subsequent events through the issuance date of these consolidated financial statements.

On January 1, 2025, the total shares reserved and available for future issuance under the PWP Incentive Plan increased to 12,996,348 in accordance with the terms of such plan, and on February 14, 2025, the Company granted 5,083,129 RSUs to certain employees and executive officers pursuant to such plan.

On February 5, 2025, the Company's Board of Directors declared a cash dividend of $0.07 per outstanding share of Class A common stock. This dividend will be paid on March 10, 2025 to Class A common stockholders of record on February 18, 2025. Holders of Class B common stock will also receive dividends equal to the amount of dividends made on 0.001 shares of Class A common stock.

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

This Item 9A includes information concerning the controls and controls evaluation referred to in the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 of the Exchange Act included in this Annual Report on Form 10-K as Exhibits 31.1 and 31.2.

Management's Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosures.

In connection with the preparation of this Annual Report on Form 10-K, our management, under the supervision and with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to management, and made known to our principal executive officer and principle financial officer, on a timely basis to ensure that it is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for designing, implementing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Management has assessed the effectiveness of its internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission*. Based on that assessment, management believes that, as of December 31, 2024, the Company's internal control over financial reporting was effective. The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. That report is included below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) during the three months ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Perella Weinberg Partners

Opinion on Internal Control Over Financial Reporting

We have audited Perella Weinberg Partners' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Perella Weinberg Partners (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity and redeemable non-controlling interests and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
February 27, 2025

Item 9B. Other Information

Insider Trading Arrangements and Policies

During the three months ended December 31, 2024, no director or officer of the Company adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding directors and executive officers set forth under the caption "Proposal 1—Election of Directors" and "Executive Officers" in our definitive proxy statement to be filed in connection with our 2025 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

The information regarding our Code of Business Conduct and Ethics, our audit committee and our audit committee financial expert under the caption "Corporate Governance" in the Proxy Statement is incorporated herein by reference.

We post our Code of Business Conduct and Ethics on our corporate website at www.pwpartners.com under the "Investor Relations/Corporate Governance/Documents & Charters" section. Our Code of Business Conduct and Ethics applies to all directors, officers and employees, including our chief executive and senior financial officers. We will post any amendments to the Code of Business Conduct and Ethics, and any waivers that are required to be disclosed by the rules of either the SEC or Nasdaq, on our website within the required periods.

The Company has insider trading policies and procedures that govern the purchase, sale and other dispositions of its securities by directors, officers and employees, as well as by the Company itself. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the sections captioned "Executive Compensation" and "Director Compensation" in the Proxy Statement.

Information regarding our compensation committee and compensation committee interlocks under the caption "Corporate Governance—Board Committees" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the sections captioned "Executive Compensation—Equity Compensation Plan Information" and "Stock Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the sections captioned "Certain Relationships and Related Person Transactions" and "Corporate Governance—Director Independence" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the section captioned "Ratification of Independent Auditor Appointment" in the Proxy Statement.

PART IV.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

(1) Financial Statements

    The consolidated financial statements filed as part of this report are listed on the Index to Consolidated Financial Statements of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

    All other financial statement schedules are omitted because they are not applicable or the amounts are immaterial and not required, or the required information is presented in the consolidated financial statements and notes thereto in Item 8 of Part II above.

(3) Exhibits

    We hereby file as part of this report the exhibits listed in the attached Exhibit Index. Exhibits which are incorporated herein by reference can be inspected and copied as the public reference facilities maintained by the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates or on the SEC website as **www.sec.gov.**

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of Perella Weinberg Partners (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 13, 2022 (File No. 333-261785)).
3.2	Amended and Restated Bylaws of Perella Weinberg Partners (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
4.1	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).
4.2*	Description of Securities.
10.1†	Employment Agreement, effective as of January 1, 2023, by and between Perella Weinberg Partners, PWP Employer LP and Peter A. Weinberg (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2023).
10.2†	Employment Agreement, effective as of January 1, 2023, by and between Perella Weinberg Partners, PWP Employer LP and Andrew Bednar (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2023).
10.3†	Employment Agreement, effective as of January 1, 2023, by and between Perella Weinberg Partners, PWP Employer LP and Dietrich Becker (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K filed with the SEC on February 28, 2023).
10.4†	Form of Director Restricted Stock Unit Award Agreement (One-Time Award) (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).
10.5†	Form of Director Restricted Stock Unit Award Agreement (Annual Base Retainer Award) (incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2021).
10.6	Stockholders Agreement, dated June 24, 2021, by and between the Company and PWP Professional Partners LP (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).

10.7	[Tax Receivable Agreement, dated June 24, 2021, by and between the Company, PWP Holdings LP, PWP Professional Partners LP and certain partners party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).](#)
10.8*	[Third Amended and Restated Agreement of Limited Partnership of PWP Holdings LP, dated as of February 5, 2025, by and among PWP GP LLC, the Company, and the other limited partners party thereto.](#)
10.9	[Amended and Restated Limited Liability Company Agreement of PWP GP LLC, dated June 24, 2021 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).](#)
10.10†	[Perella Weinberg Partners 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).](#)
10.11†	[French Sub-Plan Under the Perella Weinberg Partners 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).](#)
10.12	[Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2021).](#)
10.13	[Amendment Agreement, dated as of June 30, 2023, by and among Perella Weinberg Partners Group LP, as Borrower, and each Lender under the Credit Agreement and Cadence Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 4, 2023).](#)
10.14*	[Amendment No. 4 to Credit Agreement, dated as of January 24, 2025, by and among Perella Weinberg Partners Group LP, PWP Holdings LP, the subsidiary guarantors and lenders party thereto, and Cadence Bank, as administrative agent.](#)
10.15†	[Form of Management Performance Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 12, 2021).](#)
10.16†	[Form of Series A PI Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2024).](#)
19.1*	[Perella Weinberg Partners Insider Trading Policy.](#)
21.1*	[List of Subsidiaries.](#)
23.1*	[Consent of Ernst & Young LLP, independent registered accounting firm.](#)
24.1*	[Powers of Attorney (included on signature page).](#)
31.1*	[Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
31.2*	[Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
32.1**	[Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)
32.2**	[Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)
97.1	[Perella Weinberg Partners Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K, filed with the SEC on February 23, 2024).](#)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*   Inline XBRL Taxonomy Extension Definitions Linkbase Document.

101.LAB*   Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*   Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*   Cover page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

*   Filed herewith.

**   Furnished herewith.

†   Indicates a management or compensatory plan.

\+   Certain schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company hereby agrees to hereby furnish supplementally a copy of all omitted schedules to the SEC upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York.

PERELLA WEINBERG PARTNERS

Date: February 27, 2025   By: /s/ ANDREW BEDNAR

Andrew Bednar
Chief Executive Officer

Date: February 27, 2025   By: /s/ ALEXANDRA GOTTSCHALK

Alexandra Gottschalk
Chief Financial Officer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Bednar and Alexandra Gottschalk, and each of them, his or her true and lawful attorney-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 27, 2025.

Signature	Title
/s/ ANDREW BEDNAR Andrew Bednar	Chief Executive Officer (Principal Executive Officer)
/s/ ALEXANDRA GOTTSCHALK Alexandra Gottschalk	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ PETER A. WEINBERG Peter A. Weinberg	Chairman
/s/ JOSEPH R. PERELLA Joseph R. Perella	Chairman Emeritus
/s/ ROBERT K. STEEL Robert K. Steel	Vice Chairman
/s/ DIETRICH BECKER Dietrich Becker	Director
/s/ ELIZABETH COGAN FASCITELLI Elizabeth Cogan Fascitelli	Director
/s/ KRISTIN W. MUGFORD Kristin W. Mugford	Director
/s/ JORMA OLLILA Jorma Ollila	Director
/s/ JANE C. SHERBURNE Jane C. Sherburne	Director



Corporate Information

Board of Directors

Peter A. Weinberg
Chairman and Founding
Partner,
Perella Weinberg Partners

Joseph R. Perella
Chairman Emeritus and
Founding Partner,
Perella Weinberg Partners

Robert K. Steel
Vice Chairman and Partner,
Perella Weinberg Partners

Dietrich Becker
President and Founding
Partner,
Perella Weinberg Partners

Andrew Bednar
Chief Executive Officer and
Founding Partner,
Perella Weinberg Partners

Jorma Ollila
Former Chairman and CEO,
Nokia

Jane C. Sherburne
Principal,
Sherburne PLLC

**Elizabeth (Beth) Cogan
Fascitelli**
Former Partner and
Managing Director,
Goldman Sachs Group

Kristin W. Mugford
Melvin Tukman Senior
Lecturer of Business
Administration in the Finance
Unit,
Harvard Business School

Key Management

Peter A. Weinberg
Chairman and Founding
Partner

Andrew Bednar
Chief Executive Officer and
Founding Partner

Dietrich Becker
President and Founding
Partner

Alexandra Gottschalk
Chief Financial Officer and
Partner